DOMINGUEZ & CIA. S.A.
FABRICA VENEZOLANA DE ENVASES DE HOJALATA

R. I. F. Nº J-00116938-5

02049172

Caracas, March 15, 2001

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
United States of America

SEC MAIL PROCESSING
RECEIVED
AUG 12 2002
WASH, D.C. 180 SECTION

Attention: International Corporate Finance

Re: DOMINGUEZ & CIA. S.A.
Rule 12g3-2 (b) Exemption
File Nro. 82-3429

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Pursuant to Rule 12g3-2(b) (1) (iii), and on behalf of DOMINGUEZ & CIA. S.A. (the "Company"), enclosed are the documents described on Annex A, hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on January 29, 1993.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (telephone 263.14.57) in Caracas, Venezuela if yuor have any questions.

dlw 8/21

DOMINGUEZ & CIA, S.A.
FABRICA VENEZOLANA DE ENVASES DE HOJALATA

R. I. F. Nº J-00116938-5

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to the undersingned at Av. San Felipe, Edif. Centro Coinasa, Piso 9, La Castellana, Caracas, Venezuela in the enclosed self addressed stamped envelope.

Thank you for your attention to this matter.

Very truly yours.

MAGALY VILLEGAS D.
Legal of Manager

caracas/adrcarta

APARTADO 3986 CARACAS 1010-A. VENEZUELA - TELEFONO: 262.10.50 (MASTER) - FAX: 263.05.85

CERTIFICATION

The undersigned, **Dr. NYDIA MAGALY VILLEGAS D.**, in her capacity as Secretary General of **DOMINGUEZ & CIA. CARACAS, S.A.**, certifies that the following text is a true and correct copy of the original entry in the Stock Register, Minutes No. 104 dated February 28, 2002.

MINUTES OF THE ANNUAL SHAREHOLDERS MEETING OF DOMINGUEZ & CIA. CARACAS, S.A. HELD ON FEBRUARY 28, 2002

MINUTES NO. 104.- Today, February 28, 2002, at 8:30 a.m., upon prior Call published on February 22, 2002, in newspaper El Universal, having nation-wide circulation, on pages 1-7, the following shareholders met at Edificio Centro Coinasa, Piso 9, Ave. San Felipe, Urb. La Castellana, for purposes of holding the Annual Shareholders Meeting of DOMINGUEZ & CIA. S.A.: Messrs. Lucio Covone S., in his capacity as Executive President; Principal Directors: Nora Graterol de Payares, Carlos Gerardo Domínguez G., Alternate Director María Eugenia Domínguez G. and Counselor Mr. Alfredo Pulgar D. Present on behalf of the shareholders were: Mrs. ESTHER MILIANI DE LOZADA, on behalf of SEGUROS MERCANTIL, C.A., holder of 661,224,375 COMMON shares and 1,175,510,000 PREFERRED shares; XIOMARA VERA T., holder of 100,000 COMMON shares and 80,000 PREFERRED shares, and on behalf of YDILIO SANMARTI F., holder of 2,839,267 COMMON shares and 4,918,208 PREFERRED shares; CARLOS GERARDO DOMINGUEZ G., holder of 174,400 PREFERRED shares; JUAN CARLOS DOMINGUEZ G., holder of 89,887 COMMON shares and 159,800 PREFERRED shares; BAKU INVERSIONES,

DOMINGUEZ & CIA. S.A.
FABRICA VENEZOLANA DE ENVASES DE HOJALATA
R. I. F. Nº J-00116938-5

S.A., holder of 26,872 COMMON shares and 43,519 PREFERRED shares and LUCIO COVONE S., holder of 161 COMMON shares and 9,984 PREFERRED shares; LUIS CORREA, on behalf of OAKGROVE DEVELOPMENT INC., holder of 13,885,812 COMMON shares and 24,685,888 PREFERRED shares; DOCOINSA INVERSIONES, C.A., holder of 4.973.106 COMMON shares and 5,584,871 PREFERRED shares; TECNICA DOMIGRA, S.A., holder of 2,079,947 COMMON shares and 1,663,958 PREFERRED shares; INVERSORA FERIBASAN C.A., holder of 338,100 COMMON shares and 166,948 PREFERRED shares and REPRESENTACIONES REAL TESORO, C.A. holder of 333,294 COMMON shares and 11,576 PREFERRED shares; CECILIA GONZALEZ MOLEIRO on behalf of ENVASES VENEZOLANOS, S.A. holder of 150,552 COMMON shares and 267,648 PREFERRED shares; RAMON RIVAS on behalf of BBO ACCIONES FONDO MUTUAL DE INVERSION holder of 2,992 PREFERRED; BEAR STERNS SECURITIES CORP. holder of 40 COMMON shares and 71 PREFERRED shares; THE LATIN AMERICAN SMALL CAP FUND, holder of 6,774,587 COMMON shares and 6,824,832 PREFERRED shares; DOMINGO URDANETA on behalf of INVERSIONES CAMPO ELIAS, C.A. holder of 193,500 COMMON shares and 6,824,832 PREFERRED shares; JUAN BAUTISTA HEREDIA, holder of 215,790 COMMON shares and 290,000 PREFERRED shares; EUNICES ZABALA V., holder of 11,250 COMMON shares and 20,000 PREFERRED shares; JOSE PRATS, holder of 675 COMMON shares and 1,200 PREFERRED shares; HECTOR N. COLINA C., holder of 509,351 COMMON shares; PEDRO JOSE SOTO APONTE, holder of 11,353 COMMON shares and 33,461PREFERRED shares; JORGE HERNAN CACERES F., holder of 246,538 COMMON shares;

DOMINGUEZ & CIA. S.A.
FABRICA VENEZOLANA DE ENVASES DE HOJALATA
R. I. F. Nº J-00116938-5

ALBERTO PARRA FEBRES, holder of 14,850 COMMON shares and 26, 400 PREFERRED shares. Mr. Ydilio Sanmartí F., acting in his capacity as Chairman (A) of the Board of Directors, presided over the Shareholders Meeting, and at 8:30 a.m. declared it open, appointing Dr. Nydia Magaly Villegas D. as Secretary thereof, who at the request of the Chairman confirmed in the Stock Register the capacity of those present, and being in conformity therewith, she so informed the Chairman, who set on record that the provision in the by-laws was fully complied with, for there were present and/or represented 713,168,696 COMMON shares, representing 82.328% of their kind, and 1,254,823,811 PREFERRED shares representing 81,482% of their kind, for a quorum of 81.79% upon the basis of the entire capital stock, this being sufficient quorum to validly convene the Shareholders Meeting and deliberate on the purpose for which it was called.- Immediately thereafter, the Chairman ordered that the Secretary read the call containing the purpose of the Shareholders Meeting, published on February 22, 2002, in El Universal newspaper, to wit: "**CALL**.- Pursuant to provisions of the Articles of Incorporation/By-laws of the Company, the shareholders are called for the Annual Shareholders Meeting to be held in the city of Caracas, Edif. Centro Coinasa, Piso 9, Ave. San Felipe of Urb. La Castellana, on February 28, 2002, at 8:30 a.m. having the following purpose: **FIRST**: To consider and approve or disapprove the Report by the Executive President and the duly audited financial statements demanded by the Capital Markets Law corresponding to fiscal year from 1-12-2000 through 30-11-2001, upon the basis of the Statutory Auditors' Report.- **SECOND**: To consider whether or not it is convenient to declare a dividend, upon the basis of the fiscal year's results. **THIRD**: To elect the Principal and Alternate Members of the

APARTADO 3986 CARACAS 1010-A. VENEZUELA - TELEFONO: 262.10.50 (MASTER) - FAX: 263.05.85

DOMINGUEZ & CIA. S.A.
FABRICA VENEZOLANA DE ENVASES DE HOJALATA

R. I. F. Nº J-00116938-5

Board of Directors, the Chairman of the Board of Directors, the Treasurer, the Judicial Representatives for the term from December 1, 2001 through November 30, 2003.- Caracas, February 22, 2002. YDILIO SANMARTI F. – Chairman (A) of the Board of Directors.- Note.- The shareholders may be represented at the Shareholders Meeting by means of a proxy, that may be granted by a simple letter. The Report by the Executive President, the duly Audited Financial Statements and the Statutory Auditors' Report are available to them at the General Secretariat of the Company, located in the 9th Floor of Edificio Centro Coinasa, Ave. San Felipe, Urb. La Castellana, Caracas, from February 07, 2002, in accordance with Article 113 of the Capital Markets Law.- Having read the call, the Chairman of the Board of Directors put the First item in the Agenda to the consideration of the Meeting, and requested that the Secretary read the Report by the Executive President, the audited Financial Statements, as well as the Statutory Auditors' Report. The Secretary proceeded to read, to wit: "**Report by the Executive President .** Dear Shareholders.- According to the provisions of the bylaws that govern our company, we have the pleasure of submitting to your consideration the Report on the results pertaining to the fiscal year from December 1, 2000 through November 30, 2001, submitted on a consolidated basis.- This fiscal year went by with the economic, monetary and political conditions that characterize the nation's reality during year 2001. According to the Central Bank of Venezuela, economic activities for 2001 were slowed down regarding those of year 2000, according which the GIP's growth would be of 2.7%; the inflation rate was 12.7%; the Private Manufacturing Industry's Consumer Price Index (CPI) was 6.2%.- The economic environment and reality led our Company to maximize its efforts focusing on a greater

DOMINGUEZ & CIA, S.A.
FABRICA VENEZOLANA DE ENVASES DE HOJALATA
R. I. F. Nº J-00116938-5

productivity, profitability in its operations and in the management and administration of its finances. As of the second semester, some of our items whose prices had been held experienced an increase that began to be applied at the end of the fiscal year and the effects of which will be reflected in the new fiscal year 2001-2002. There were no variations in the marketing and credit policies. In this regard, the only comment worth making is the restriction of some clients that have repeatedly defaulted on their obligations. On the other hand, better financial conditions for our medium-term obligations were negotiated and achieved.- By mid-fiscal year the Board of Directors agreed to assume changes in the company's management, appointing Eng. Lucio Covone S., who until then had been Chairman of the Board of Directors, as Executive President, and Mr. Ydilio Sanmartí took charge as Chairman of the Board of Directors.- The Board of Directors adopted the decision of finally closing the operations of the packing facilities, which did not have major impact on the sales results. This decision was adopted by the company's management considering the high competitiveness in that market causing this operation within our business conglomerate to be affected by an administrative and operating cost structure that made it inefficient and not very competitive.- The results for this fiscal year in comparison with those of the previous year show variations affected by the contraction in the economy that led companies of this sector to maintain prices for some time during this year in the most competitive items, such as food containers, which had a final impact on the projections regarding the anticipated results.- **Results**.- The consolidated net sales of Dominguez & Cia., S.A. and its affiliate, stated in constant currency, totaled Bs. 53,428 MM, the operating profit reached Bs. 4,385 MM, profit before minority interests was

APARTADO 3986 CARACAS 1010-A. VENEZUELA - TELEFONO: 262.10.50 (MASTER) - FAX: 263.05.85

DOMINGUEZ & CIA. S.A.
FABRICA VENEZOLANA DE ENVASES DE HOJALATA
R. I. F. Nº J-00116938-5

Bs. 974 MM, for a net profit of Bs. 272 MM. The integral cost of financing was of Bs. 2,925 MM, 8% lower than the preceding fiscal year, due to a reduction in interest and financial expenses resulting from an optimization in indebtedness by means of a more efficient diversification of the credit sources.- **Operations**.- The three-piece tin container operation, carried out at the facilities in Valencia and Los Teques, recorded volume increases in all products, but mainly for fish preserves, milk, and spray containers and those for some food products, such as snack containers, due to our company's larger share in those markets, based on quality, customer service and competitive prices. This puts the Valencia plants in its second consecutive year of sustained growth in all its lines, and the Los Teques plant with growth in all types of industrial containers. The two-piece container manufacturing operation for sodas, malts and bears continues its growing pace with respect to the preceding fiscal year, which is seen in the permanence of its products both in the national and Colombian markets, as supplier of two-piece aluminum containers to the major soda and beer brands in both markets, thanks to the quality of its products, services and customer service, and to a constant updating of its operating techniques and administrative practices. The plastic container business recorded a favorable impact in its last quarter due to the entry in the market of its gallon-size all-plastic container, which made it take over a major sector of the market. Also, its traditional items in which it maintains the first place, such as motor oil and food containers, reflected a growth in units that exceeds that obtained in the preceding year. In fiscal year 2000-2001 one customer accounted for 20% of consolidated sales.- **Administrative and Financial Areas**.- The Company's management maintained its policy of optimizing efforts to reduce foreign

APARTADO 3986 CARACAS 1010-A. VENEZUELA - TELEFONO: 262.10.50 (MASTER) - FAX: 263.05.85

DOMINGUEZ & CIA. S.A.
FABRICA VENEZOLANA DE ENVASES DE HOJALATA
R. I. F. Nº J-00116938-5

currency-denominated financial liabilities, generating liquidity and diversifying indebtedness. The cash provided for operations was Bs. 4,689 MM, the cash used in financial activities was Bs. 1,554 MM, including Bs. 794 MM as dividends paid to shareholders and Bs. 841 as dividends paid to minority shareholders. **Contracts entered into during this fiscal year**.- For purposes of complying with the Rules of the National Securities Commission, following is a report on the most relevant agreements or contracts signed or terminated during this fiscal year. Regarding Dominguez & Cia., there are two major contracts in the financial area, a financial lease agreement with Citibank, the purpose of which is part of the lines that manufacture plastic containers, and the other one with Fondo Comun, a medium-time loan secured by mortgage. At the end of the fiscal years we negotiated with Banco Mercantil a modification of the foreign-currency agreement with that banking institution, under more favorable term and financial conditions, which will be signed at the beginning of the new fiscal year (2001-2002). Also, in restructuring some delayed accounts with a customer in the seafood products container sector, a refinancing agreement was signed, secured by real estate mortgages and pledges on equipment. Regarding operations, we should note the agreement with PDV for the supply of the quart plastic container for motor oil. In our policy of freeing the company of certain non-productive assets in order to apply resources to the business, an industrial property located in La Victoria was sold. Finally, we must mention the factoring agreement entered into by our affiliate Dominguez Continental, S.A. with Banco de Venezuela.- **Claims and Litigations**.- During fiscal year 2000-2001, Dominguez took care of assessments made by the various national and regional government entities that control the performance of fiscal and para-fiscal duties

DOMINGUEZ & CIA. S.A.
FABRICA VENEZOLANA DE ENVASES DE HOJALATA
R. I. F. Nº J-00116938-5

and obligations of the company. Attention was given to all the assessments; some judicial proceedings are being pursued in the tax litigation jurisdiction for claims relating to tax setoffs or determination of INCE contributions, regarding which proceedings we have favorable expectations considering that there are case law precedents favorable to the position adopted by the Company. In this fiscal year several labor suits were dismissed due to lapsing or running of the statute of limitations, in favor of the company, and some minor labor claims relating to interpretation and application of rules were favorably resolved. There are also some judicial proceedings in course for collection of accounts from some customers, and provisions have been made for some of these accounts due to their doubtful collection, which is a result of the macro-economic difficulties that have affected medium and small companies and prevented them from honoring their obligations.- **Investments.-** In spite of the economic conditions in which our business has been developing during this fiscal year, during this fiscal year we began producing the "all plastic" gallon-size container for paints, which has been successfully placed in the last quarter of the fiscal year, implying a 50% growth in this sector of our business by duplicating the production capacity in the plastic container lines. In the tin business, we advanced and implemented the updating in the covers for spray containers, optimizing the process in terms of time and quality, which resulted in a growth of that line.- **Human Resources.-** During this fiscal year we signed the collective bargaining agreement with our workers in the Valencia plant. The economic conditions in which the business is developing, the contraction in certain items and the low competitiveness of certain national products vis-a-vis imported products given the current exchange policies, have affected the consumption of

APARTADO 3986 CARACAS 1010-A. VENEZUELA - TELEFONO: 262.10.50 (MASTER) - FAX: 263.05.85

products of some of our lines, thus generating payroll reductions. However, the Company's relationships with its worker have been carried out in a satisfactory and harmonious climate during this fiscal year.- I take this opportunity to thank our shareholders for the trust given to us, and to our workers: employees and laborers, without whom we could not have presented these results that we are submitting to the consideration of this Shareholders' Meeting.- **Lucio Covone S.** Executive President.- All the shareholders present having received the audited Financial Statements of the Company at November 30, 2001, the Secretary read the Statutory Auditors' Report, to wit: Caracas, February 5, 2002.- Messrs. **Board of Directors and Shareholders of DOMINGUEZ & CIA., S.A.** – Caracas.- Pursuant to the designation as Statutory Auditor made by the Annual Shareholders Meeting of this company on February 29, 2000, in performing our obligation as Statutory Auditors of DOMINGUEZ & CIA., S.A., and pursuant to the provisions of the Commercial Code, the bylaws of the company and the inter-professional standards for holding the office of Statutory Auditor, we have reviewed the consolidated financial statements of DOMINGUEZ & CIA. S.A. prepared by the company's management, pertaining to fiscal year ended November 30, 2001, as well as the report issued on such financial statements by the independent public accountants ESPIÑEIRA, SHELDON Y ASOCIADOS, dated January 31, 2002, which is made an integral part of this report.- From the evaluations made regarding the administration of the board of directors in this fiscal year, no legal or statutory breaches were detected, nor any director abstained from voting at the Board of Directors' Meetings.- The review and assessment of the company's internal control system, accounting and administrative procedures, for the fiscal year ended on

DOMINGUEZ & CIA. S.A.
FABRICA VENEZOLANA DE ENVASES DE HOJALATA

R. I. F. Nº J-00116938-5

November 30, 2001, does not show any major events that weaken the company's financial position.- Regarding Article 310 of the Commercial Code, no denunciations of any kind were received from the company's shareholders during the period under scrutiny.- In our opinion, the balance sheet and the statement of profit and loss examined reasonably reflect the company's financial situation as of November 30, 2001 and the operations of shareholders' equity accounts between December 1, 2000 and November 30, 2001.- Due to the foregoing, we recommend that the shareholders approve the Balance Sheet at November 30, 2001 and the statement of profit and loss and shareholders' equity accounts operations for the term from December 1, 2000 through November 30, 2001, as well as the administration for such term.- (signed). Lister Gonzalez de Santander, C.A.C. 35701. (signed) Jesús Enrique Escalona.- CPC No. 4105.- Immediately thereafter, the Chairman of the Board of Directors stated that the Financial Statements being considered also included the Report by the External Auditors.- Report by the Independent Public Accountants and Consolidated Financial Statements at November 30, 2001 and 2000.- He also requested that the Secretary proceed to read such report: ESPIÑEIRA, SHELDON Y ASOCIADOS.- January 31, 2002.- To the Shareholders and the Board of Directors of DOMINGUEZ & CIA., S.A.- We have examined the consolidated balance sheets of DOMINGUEZ & CIA., S.A. and its affiliate at November 30, 2001 and 2000, and of the related consolidated statements of profit and loss, shareholders' equity accounts and cash flow operations for the years ended on such dates, expressed in constant bolivars at November 30, 2001. Preparing the consolidated financial statements together with its notes is the responsibility of the company's management. Our responsibility is to issue

an opinion on such consolidated financial statements upon the basis of our examination.- We made our examination according to auditing standards generally accepted in Venezuela. These standards require that we plan and conduct the examinations in order to obtain a reasonable certainty on whether the consolidated financial statements are free of material errors. An examination includes the selective tests of the evidence that supports the amounts and disclosures in the consolidated financial statements; it also includes the evaluation of the accounting principles applied and of the major accounting estimates made by the management, as well as the assessment of the proper presentation of the consolidated financial statements.- We believe that our audits provide a reasonable basis for our opinion.- The Company is subject to the control of the National Securities Commission (CNV) and, therefore, presents its consolidated financial statements according to the Standards for preparing financial statements set by such regulatory entity. As explained in Note 2-a, in applying the Mixed method, such Standards differ from the generally accepted accounting standards issued by the Venezuelan Federation of Public Accountants Association.- In our opinion, the attached consolidated financial statements that we examined fairly reflect, in all major aspects, the financial condition of Dominguez & Cia. S.A. and its affiliate at November 30, 2001 and 2002, and the consolidated results of its operations and cash flow for the years ended on those dates, according to the Rules for the Preparation of Financial Statements of the Entities that are Subject to the Control of the National Securities Commission (CNV).- ESPIÑEIRA, SHELDON Y ASOCIADOS.- (signed) Carlos González G..- C.P.C. No. 21291.- CNV G-774.- Thereafter, the Chairman of the Meeting took the floor and submitted the

DOMINGUEZ & CIA. S.A.
FABRICA VENEZOLANA DE ENVASES DE HOJALATA
R. I. F. Nº J-00116938-5

First Item on the Call to the consideration of the Meeting. Mr. Esther Miliani de Lozada took the floor on behalf of shareholder Seguros Mercantil and proposed that the report by the Executive President and the audited Financial Statements for fiscal year from December 1, 2000 through November 30, 2001 be approved, upon having read the Statutory Auditors' and the External Auditors' reports. The Chairman immediately asked if there was any other proposal from those present and no one showed an intention to do so, so he submitted to vote the proposal read, setting forth on record that the Directors shareholders of the company, who in the aggregate represent 1.6% of the capital stock, would refrain from voting in strict observance of the legal provision. Having submitted the matter to vote, those present raised their hands as a sign of approval, expressly setting forth on record the abstention of shareholders BBO Acciones Fondo Mutual de Inversión, Bear Stearns Securities Corp. and The Latin American Small Cap Fund, who represent 1.23%., who stated to refrain from voting due to the fact that they did not have any instructions from their principals. The first item on the call being thus approved, the Report by the Executive President and the Financial Statements for the fiscal year, having heard the reports by the Statutory Auditors and the opinion of the External Auditors with the favorable vote of 78.96% of the capital stock present and represented at the Shareholders' Meeting. Immediately thereafter, the meeting considered the **Second Item** on the Agenda, the Chairman of the Board of Directors asked the Secretary to read the proposal made by the Board of Directors to the Shareholders Meeting in connection with a cash dividend distribution, **"PROPOSAL FOR PAYMENT OF CASH DIVIDENDS MADE BY THE BOARD OF DIRECTORS TO THE ANNUAL SHAREHOLDERS MEETING 00/01.-** The Board of Directors, using

APARTADO 3986 CARACAS 1010-A. VENEZUELA - TELEFONO: 262.10.50 (MASTER) - FAX: 263.05.85

DOMINGUEZ & CIA, S.A.
FABRICA VENEZOLANA DE ENVASES DE HOJALATA
R. I. F. Nº J-00116938-5

the powers granted to it by the Bylaws, agrees to propose to the Shareholders Meeting a cash dividend distribution to be charged against the retained earnings, of Bs. 2,045,312,500.00, that is Bs. 0.85 per share, to be paid to the shareholders as follows: First Portion Bs. 0.25 per share.- Amount: Bs. 601,562,500. Limit Date of the Transaction with Gain: May 6, 2002.- Second Portion Bs. 0.30 per share.- Amount: Bs. 721,875,000.- Limit Date for Transaction with Gain: August 5, 2002- Effective Date of Record of Gain: August 15, 2002.- Date of Publication: July 26, 2002.- Third Portion.- Bs. 0.30 per share.- Amount Bs. 721,875,000.- Limit Date of the Transaction with Gain: November 8, 2002.- Effective Date of Record of Gain: November 15, 2002.- Date of Publication: October 31, 2002.- For the respective payments there will be strict observance of Resolution No. 159-96 dated July 3, 1996, issued by the National Securities Commission, making the respective publication on each occasion.- THE BOARD OF DIRECTORS. Having heard the preceding proposal by the Board of Directors, the Chairman submitted it to the consideration of the Shareholders' Meeting, asking the Meeting if it had another proposal different from that read above in connection with a dividend decree, there was no other proposal, immediately thereafter it was put to vote and was approved by the favorable vote of 80.56% of the capital stock present and represented at the Meeting, with the abstention of shareholders BBO Acciones Fondo Mutual de Inversión, Bear Stearns Securities Corp. and The Latin American Small Cap Fund, who in the aggregate represent 1.23% of the capital stock and stated not to have any instructions to vote. The Chairman asked the Secretary to read the **Third Item** on the call. Election of the principal and alternate members of the Board of Directors, Treasurer, Judicial

APARTADO 3986 CARACAS 1010-A. VENEZUELA - TELEFONO: 262.10.50 (MASTER) - FAX: 263.05.85

DOMINGUEZ & CIA. S.A.
FABRICA VENEZOLANA DE ENVASES DE HOJALATA
R. I. F. Nº J-00116938-5

Representatives, for the term from December 1, 2001 and November 30, 2003. The Chairman of the Board of Directors reminded the Meeting that according to the statutory provision only the common shares were entitled to vote to appoint the administrators. Immediately thereafter he requested the Secretary to read the proposal submitted and supported by a number of shareholders representing 77.99% of the capital stock, excluding the preferential shares, and only regarding the designation of the Members of the Board of Directors, Treasurer and Judicial Representatives. The Secretary read the following text: "We propose the following persons to the positions in the Board of Directors: Chairman of the Board of Directors: Ydilio Sanmartí F., Principal Directors: Nora Graterol de Payares, Juan Carlos Domínguez G., Carlos Gerardo Domínguez G., Héctor M. Payares B., Julián Villalba V. and Luisa Vollmer de Reuter. Alternate Directors: María Eugenia Domínguez G. and Eduardo Simón N., Treasurer: Juan Carlos Domínguez G. and Judicial Representatives: Dr. Edgar Parra Bortot and Martín González Patiño.- The Chairman immediately asked if anyone had another proposal, no other proposal was submitted, so the preceding proposal was immediately submitted to vote and was immediately approved by 81.54% of the common shares present and represented, considering the abstention of shareholders Bear Stearns Securities Corp. and The Latin American Small Cap Fund, who represent, in the aggregate, 0.7820% of the common shares present and represented, whose representative stated not to have any instructions to vote. The Chairman requested the Secretary to proceed to read the **Fourth Item** on the call. Election of the Principal Statutory Auditors and their respective Alternates and fix their remuneration for the term from December 1, 2001 through November 30, 2003. Immediately thereafter

DOMINGUEZ & CIA. S.A.
FABRICA VENEZOLANA DE ENVASES DE HOJALATA
R. I. F. Nº J-00116938-5

the meeting considered the proposal for the designation of the statutory auditors, the Secretary read the list of three proposed for appointing the Principal Statutory Auditor and his Alternate, and upon submitting it to vote, Mrs. Esther Miliani de Lozada took the floor on behalf of Seguros Mercantil C.A., who having seen the list of three candidates, proposed Lic. JESUS ESCALONA as Principal Statutory Auditor and Lic. JOSE FIDEL RIVERO as Alternate. There being no other proposal, the Chairman submitted this proposal to vote and was approved by the favorable vote of all the common shares present and represented. Immediately thereafter, there was read the list of three candidates for the election of the Second Principal Statutory Auditor and his Alternate, and was submitted to the consideration of those present. Shareholder Xiomara Vera T. took the floor and proposed that the Second Principal Statutory Auditor from the list of three candidates proposed be Lic. LISTER GONZALEZ DE SANTANDER and Lic. LILA POLEO as her alternate. This proposal was submitted to vote and was approved by the common share present and represented at the Shareholders' Meeting. In this way the two Principal Statutory Auditors and their two respective Alternates were appointed for the term from December 1, 2001 and November 30, 2003. A payment of THREE HUNDRED TWENTY-FIVE THOUSAND BOLIVARS (BS. 325,000.00) was assigned to each of them. Having exhausted all the items in the Call the Chairman thanked those present for attending, upon requesting the Shareholders' Meeting's authorization to comply with the legal formalities as to the publicity of the decisions adopted in this Meeting, who in fact sufficiently authorized the Executive President to submit to the Commercial Registry the corresponding documents, and also authorized the General Secretary, Lawyer

APARTADO 3986 CARACAS 1010-A. VENEZUELA - TELEFONO: 262.10.50 (MASTER) - FAX: 263.05.85

DOMINGUEZ & CIA, S.A.
FABRICA VENEZOLANA DE ENVASES DE HOJALATA
R. I. F. Nº J-00116938-5

Nydia Magaly Villegas Díaz, I.D. No. 3.818.065 to issue the certification of these minutes that may be required, pursuant to her corporate powers. There being no further matters to consider, the Meeting was adjourned, and these minutes were signed by those present. (signed) Lucio Covone S., (signed) Ydilio Sanmartí F., (signed) Carlos Gerardo Domínguez G., (signed) Nora Graterol de Payares; (signed) María Eugenia Domínguez G., (signed) Alfredo Pulgar D., (signed) Esther Milani de Lozada on behalf of Seguros Mercantil C.A., (signed) Xiomara Vera T., in her own name and on behalf of Ydilio Sanmartí F., Carlos Gerardo Domínguez G., Juan Carlos Domínguez G., Baku Inversiones S.A., Lucio Covone S., (signed) Luis Correa, on behalf of Oakgrove Development Inc., Docoinsa Inversiones C.A., Técnica Domigra, S.A., Inversora Feribasan C.A. and Representaciones Real Tesorero; (signed) Cecilia González Moleiro on behalf of Envases Venezolanos, S.A.; (signed) Ramón Rivas, on behalf of BBO Acciones Fondo Mutual de Inversión, Bear Stearns Securities Corp. and The Latin American Small Cap Fund, (signed) Domingo Urdaneta on behalf of Inversiones Campo Elías C.A.; (signed) Juan Bautista Heredia; (signed) Eunices Zabala V., (signed) José Prats; (signed) Héctor N. Colina C.; (signed) Alberto Parra Febres.

Caracas, March 6, 2002.

NYDIA MAGALY VILLEGAS D.

General Secretary

File Nro. 82-3294

Annex A to Letter to the SEC
date, March 15, 2002 of
DOMINGUEZ & CIA. S.A.

The documents checked below are being furnished to the SEC provided with respect to the Company's request for exemption under Ruler 12g3-2 (b), with exemption was established on January 29, 1993.

Title: Certificate of minutes of the Annual Shareholders Meeting of DOMINGUEZ & CIA. S.A.

Date: February 28, 2002

Title: First Quarter ended February Financial Information

Date: February 28, 2001

Title: Consolidated Financial Statements an report independent public accountants for The fiscal year 2000-2001, presenten in corrent values for the effects of inflation on the purchasing power of local currency.

Date: 01.12.2000 – 30.11.2001

Entity requiring item: The Capital Markets Law and the rules governing listed companies and filed with the stock exchange and the C.N.V (The Venezuela Securities and Exchange Commission)

DOMINGUEZ & CIA, S.A.
FABRICA VENEZOLANA DE ENVASES DE HOJALATA
R. I. F. Nº J-00116938-5

DOMINGUEZ & CÍA., S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(In thousand of bolivars at February 28, 2002 purchasing power)

	February, 28	
	2002	2001
ASSETS		
Current Assets		
Cash and equivalents	586.156	135.707
Accounts receivable	12.390.003	11.211.607
Advances to suppliers	129.068	715.181
Inventories	10.727.148	15.919.833
Prepaid expenses	818.133	842.040
Real estate	10.284.035	5.807.697
Total assets	34.934.544	34.632.065
Long term trade accounts	622.054	-
Property, plant and equipment	57.936.793	58.754.679
Investments in Shares	29.475	29.475
Deferred charges and other assets	1.914.245	1.590.161
Total activo	95.437.111	95.006.379
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Bank loans and short term liabilities	5.559.282	7.135.019
Current portion long-term loans and debentures	1.204.583	2.418.165
Current portion leasing	412.500	-
Suppliers	4.879.062	6.953.189
Profit sharing, vacations and other labor accruals	796.184	744.893
Accrued expenses	4.455.582	3.156.823
Total current liabilities	17.307.194	20.408.090
Long term debt.	393.676	-
Long-term loans	5.351.787	5.159.962
Leasing long term	366.667	-
Accrual for labor indemnities, net of advances	1.593.391	1.636.450
Total liabilities	25.012.714	27.204.502
MINORITY INTEREST IN SUBSIDIARY	10.912.466	11.378.206
SHAREHOLDER'S EQUITY		
Capital stock nominal and legal value	24.062.500	24.062.500
Updating	13.978.800	13.978.800
Legal reserve	2.803.944	2.803.944
Retained earnings	6.449.474	10.168.698
Surplus for holding nonmonetary assest	12.217.213	5.409.729
Total shareholders' equity	59.511.931	56.423.671
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	95.437.111	95.006.379

Ing. Lucio Covone
Presidente Ejecutivo

Lic. Juan Carrillo
Gerente de contabilidad
CPC No 3.913

DOMINGUEZ & CÍA., S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY
ENDED FEBRUARY 28, 2002 AND NOVEMBER 30, 2001
(In thousand of bolivars at February 28, 2002 purchasing power)

	Capital Stock		Retained earnings		Surplus	
	Nominal and legal value	Updating	Legal Reserve	Earnings	for holding nonmonetary assets	Total shareholders' equity
Balances, as of November 30, 2000	24.062.500	13.978.800	2.803.944	10.298.490	6.364.341	57.508.074
Cash dividends in shares				(821.019)		(821.019)
Net Income 2001				281.314		281.314
Surplus for holding nonmonetary assest					(2.974.104)	(2.974.104)
Balances, as of November 30, 2001	24.062.500	13.978.800	2.803.944	9.758.785	3.390.237	53.994.265
Cash dividends in shares				(2.045.313)		(2.045.313)
Net Loss 2002				(1.263.998)		(1.263.998)
Surplus for holding nonmonetary assest					8.826.977	8.826.977
Balances, as of febraury 28, 2002	24.062.500	13.978.800	2.803.944	6.449.474	12.217.213	59.511.931

Ing. Lucio Covone
Presidente Ejecutivo

Lic. Juan Carrillo
Gerente de Contabilidad
CPC No 3.913

DOMINGUEZ & CÍA., S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET - COMPLEMENT
(State in thousands of historical bolivars)

	February, 28	
	2002	2001
ASSETS		
Current Assets		
Cash and equivalents	586.156	119.313
Accounts receivable	12.390.003	9.857.224
Advances to suppliers	129.068	628.786
Inventories	10.179.757	12.807.326
Prepaid expenses	802.444	739.846
Real estate	466.633	19.188
Total Current Assets	24.554.062	24.171.683
Long term trade accounts	622.054	-
Property, plant and equipment	17.187.973	16.906.430
Investments in Shares	10.500	10.500
Deferred charges and other assets	1.511.820	1.346.405
Total Assets	43.886.409	42.435.018
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Bank loans and short term liabilities	5.559.282	6.273.096
Current portion long-term loans and debentures	1.204.583	2.126.046
Current portion leasing	412.500	-
Suppliers	4.879.062	6.113.231
Profit sharing, vacations and other labor accruals	796.184	654.909
Accrued expenses	4.455.582	2.775.473
Total Current Liabilities	17.307.194	17.942.755
Long term debt notes	393.676	-
Long-term loans	5.351.787	4.536.629
Leasing long term	366.667	-
Accrual for labor indemnities, net of advances	1.593.391	1.438.764
Total Liabilities	25.012.714	23.918.148
MINORITY INTEREST IN SUBSIDIARY	5.847.779	5.371.922
SHAREHOLDERS' EQUITY		
Total Shareholders' equity	13.025.916	13.144.948
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	43.886.409	42.435.018

DOMINGUEZ & CÍA., S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousand of bolivars at February 28, 2002 purchasing power)

	Quarter Ended February, 28	
	2002	2001
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:		
Net Income	(1.263.998)	(131.607)
Adjustaments to reconcile net income to net cash provided by operating activities		
Depreciation y amortization	1.678.442	934.307
Minority interest in subsidiary	408.400	200.470
Allowance for doubtful accounts	20.220	-
Accrual for labor indemnities	140.378	411.134
Increase (decrease) in .-		
Accounts receivable	(606.517)	2.174.622
Advances to suppliers	207.521	(242.983)
Inventories	1.550.565	(2.311.683)
Prepaid expenses	(324.612)	(382.715)
Deferred charges and other assets	62.371	(182.232)
Suppliers	(1.628.566)	(947.310)
Accrued expenses	2.151.177	1.158.995
Labor indemnities paid	(128.751)	(242.837)
Net cash provided by operating activities	2.266.631	438.161
CASH FLOWS USED IN BY INVESTING ACTIVITIES:		
Adquisition Property, plant and equipment	(220.150)	(79.065)
CASH FLOWS USED IN BY FINANCING ACTIVITIES		
Cash dividends paid to shareholders	(2.045.313)	(821.019)
Dividends paid to minority interest	(909.827)	(869.884)
Short term loans, net	(862.998)	1.198.328
Leasing	(116.880)	-
Long-term loans	536.140	(185.810)
Net cash used by financing activities	(3.398.879)	(678.384)
Net decrease in cash and equivalents	(1.352.398)	(319.289)
Cash and equivalents beginning of year	1.938.554	454.995
Cash and equivalents end of year	586.156	135.707

Ing. Lucio Covone
Presidente Ejecutivo

Lic. Juan Carrillo
Gerente de contabilidad
CPC No 3.913

DOMINGUEZ & CÍA., S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME - COMPLEMENT
(State in thousands of historical bolivars)

	Quarter Ended February, 28	
	2002	2001
Net Sales	12.285.887	9.587.230
Cost of Sales	(8.116.677)	(7.816.833)
Gross income	4.169.210	1.770.397
Operating Expenses	(1.113.632)	(1.205.714)
Operating income	3.055.578	564.683
Financing cost		
Interest and other financing expenses, net	(955.661)	(693.697)
Exchange loss, net	(1.364.258)	(125.466)
	(2.319.919)	(819.163)
Other net income and expenses	68.630	230.442
Income (loss) before taxes and participation of minoritary interest	804.288	(24.038)
Participation of minoritary interest	(763.552)	(321.790)
Net Income (loss)	40.737	(345.828)

DOMINGUEZ & CIA, S.A.
FABRICA VENEZOLANA DE ENVASES DE HOJALATA
R. I. F. Nº J-00116938-5

DOMINGUEZ & CÍA., S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(In thousand of bolivars at February 28, 2002 purchasing power)

	Quarter Ended February, 28 2002	2001
Net Sales	12.453.822	10.973.218
Cost of Sales	(10.141.195)	(8.962.662)
Gross income	2.312.627	2.010.556
Operating Expenses	(1.143.226)	(1.413.278)
Operating income	1.169.401	597.278
Financing cost		
Interest and other financing expenses, net	(967.117)	(786.736)
Exchange loss, net	(1.368.224)	(143.493)
Monetary gain	241.321	254.152
	(2.094.020)	(676.077)
Other net income and expenses	69.022	147.662
Income (loss) before taxes and participation of minoritary interest	(855.597)	68.863
Participation of minoritary interest	(408.400)	(200.470)
Net Loss	(1.263.998)	(131.607)

Ing. Lucio Covone
Presidente Ejecutivo

Lic. Juan Carrillo
Gerente de contabilidad
CPC No 3.913


Informe Anual 2001

DOMÍNGUEZ & CÍA., S.A.

HOJALATA

Planta Valencia

Planta Los Teques

EMPAQUES

Planta Valencia

PLÁSTICOS

Planta Soplado – Barquisimeto

Planta Inyección – Barquisimeto

[illegible]

Domínguez Continental, S.A.

Planta Barquisimeto

JUNTA DIRECTIVA

YDILIO SANMARTI F.
PRESIDENTE (E)

NORA GRATEROL DE PAYARES
DIRECTOR PRINCIPAL

JUAN CARLOS DOMÍNGUEZ G.
DIRECTOR PRINCIPAL

CARLOS GERARDO DOMÍNGUEZ G.
DIRECTOR PRINCIPAL

HÉCTOR MANUEL PAYARES B.
DIRECTOR PRINCIPAL

GUSTAVO GALDO C.
DIRECTOR PRINCIPAL

JULIÁN VILLALBA V.
DIRECTOR PRINCIPAL

LUISA VOLLMER DE REUTER
DIRECTOR PRINCIPAL

MARÍA EUGENIA DOMÍNGUEZ G.
DIRECTOR SUPLENTE

EDUARDO SIMÓN N.
DIRECTOR SUPLENTE

ALFREDO PULGAR DOMÍNGUEZ
CONSEJERO

JUAN CARLOS DOMÍNGUEZ G.
TESORERO

NYDIA MAGALY VILLEGAS D.
SECRETARIO GENERAL

CUADRO EJECUTIVO

LUCIO COVONE S.
PRESIDENTE EJECUTIVO

GUSTAVO S. ABDELNOUR G.
DIRECTOR COMERCIAL

MAURICIO CAYCEDO S.
DIRECTOR DE MATERIALES

ORLANDO R. SANTANA G.
GERENTE GENERAL DE
ADMINISTRACIÓN Y FINANZAS

NYDIA MAGALY VILLEGAS D.
GERENTE LEGAL

NARCISO ASCANIO G.
GERENTE DE AUDITORÍA

JUAN E. CARRILLO U.
GERENTE DE CONTABILIDAD

JOSÉ LUIS MARCOS F.
GERENTE DE PLANTA VALENCIA

RAFAEL CORONEL G.
GERENTE GENERAL
DE PLANTA LOS TEQUES

ELIANA CARRASCO
GERENTE DE PLANTA PLÁSTICOS

LUIS E. RONDÓN M.
GERENTE DE PLANTA
DOMÍNGUEZ CONTINENTAL, S.A.





CONVOCATORIA

DOMÍNGUEZ & CÍA., S.A.

FUNDADA EN 1930

CAPITAL PAGADO Bs. 24.062.500.000,00

De conformidad con lo previsto en el Documento Constitutivo Estatutario de la Sociedad, se convoca a los señores accionistas a la Asamblea General Ordinaria de **DOMÍNGUEZ & CÍA. S.A.,** que se celebrará en la ciudad de Caracas, Centro Coinasa, piso 9, Av. San Felipe de la Urb. La Castellana, el día 28 de Febrero de 2002 a las 8:30 a.m., con el siguiente objeto:

PRIMERO: Considerar aprobar o improbar la Memoria e Informe del Presidente Ejecutivo y los estados financieros exigidos por la Ley de Mercado de Capitales debidamente auditados. Correspondientes al ejercicio económico comprendido entre el 01.12.2000 al 30.11.2001, con vista al Informe de los Comisarios.

SEGUNDO: Considerar la conveniencia o no de decretar un dividendo visto los resultados del ejercicio económico.

TERCERO: Elegir a los Miembros Principales y Suplentes de la Junta Directiva, Presidente de la Junta Directiva, Tesorero, Representantes Judiciales para el período comprendido entre el 01 de Diciembre de 2001 hasta el 30 de Noviembre de 2003.

CUARTO: Elegir los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración para el período comprendido entre el 01 de Diciembre de 2001 hasta el 30 de Noviembre de 2003.

Caracas, 22 de Febrero de 2002.

YDILIO SANMARTI F.
Presidente de la Junta Directiva(e)

NOTA:

- Los accionistas podrán hacerse representar en la Asamblea, mediante poder, que puede otorgarse por simple carta.
- La Memoria e Informe del Presidente Ejecutivo, Estados Financieros debidamente Auditados e Informes de los Comisarios, así como las ternas para la elección de los Comisarios y sus Suplentes se encuentran a su disposición en la Secretaría General de la Junta Directiva, ubicada en el piso 9 del Edificio Centro Coinasa, Av. San Felipe, Urb. La Castellana, Caracas, desde el día 07 de Febrero de 2002 de conformidad con el Artículo 113 de la Ley de Mercado de Capitales.

INFORME DEL PRESIDENTE EJECUTIVO

Señores accionistas,

En cumplimiento de las disposiciones estatutarias y legales que rigen nuestra compañía, nos es grato someter a su consideración el Informe relativo a los resultados correspondientes al ejercicio concluido el 01 de Diciembre de 2000 al 30 de Noviembre de 2001, presentados en forma consolidada.

El ejercicio se desenvolvió bajo las condiciones económicas, monetarias y políticas que caracterizaron la realidad nacional durante el año 2001. Según el Banco Central de Venezuela, la actividad económica para el año 2001 se desaceleró con respecto al año 2000, según lo cual el crecimiento del PIB estaría en un 2,7%; la inflación se situó en 12,7%. El índice de Precios al Productor de la Industria Manufacturera Privada (IPP) fue de 6.2%.

El entorno y realidad económica condujeron a nuestra Empresa a maximizar sus esfuerzos dirigidos a una mayor productividad, rentabilidad en sus operaciones así como en la gestión y administración de sus finanzas. A partir del segundo semestre algunos de nuestros rubros que habían mantenido represados sus precios, experimentaron un incremento que comenzó a aplicarse al final del ejercicio y cuyos efectos se reflejarán en el nuevo ejercicio 2001-2002. No se produjeron variaciones en las políticas de comercialización y crédito, al respecto sólo cabe destacar la restricción de créditos a algunos clientes con un incumplimiento reiterado de sus obligaciones. Por otra parte se negociaron y lograron mejores condiciones financieras para nuestras obligaciones a mediano plazo.

A mediados del ejercicio la Junta Directiva acordó asumir cambios en la gerencia de la empresa, designándose al Ing. Lucio Covone S., quién venía ejerciendo la Presidencia de la Junta Directiva, como Presidente Ejecutivo, y se encargó al Sr. Ydilio Sanmarti F. de la Presidencia de la Junta Directiva.

La Junta Directiva adoptó la decisión de cerrar definitivamente las operaciones de la planta de empaques, lo que no tuvo mayor impacto en los resultados en ventas. Decisión que tomó la administración de la empresa considerando la alta competitividad de ese mercado, haciendo que esta operación ubicada dentro de nuestro conglomerado de negocios se viera afectada por una infraestructura de costos administrativos y operativos que la hacían ineficiente y poco competitiva.

Los resultados del ejercicio comparados con el anterior muestran variaciones impactadas por la contracción de la economía que condujo a las empresas del sector durante buena parte del ejercicio a mantener los precios en los rubros mas competitivos como es el caso de los envases para alimentos, lo que afectó definitivamente las proyecciones en cuanto a los resultados esperados.

RESULTADOS

Las ventas netas consolidadas de Domínguez & Cía., S.A. y su filial expresadas en moneda constante totalizaron Bs. 53.428 MM, la utilidad en operaciones alcanzó Bs. 4.385 MM, la utilidad antes de intereses minoritarios Bs. 974 MM. para una utilidad neta de Bs. 272 MM. El costo integral de financiamiento fue de Bs. 2.925 MM, 8% inferior al del ejercicio anterior, producto de una reducción de los intereses y gastos financieros, consecuencia de una optimización del endeudamiento, mediante una más eficiente diversificación de las fuentes de crédito.

OPERACIONES

La operación de envases tres piezas en hojalata, ejecutada en las plantas de Valencia y Los Teques, mostró incrementos de volumen en todos sus productos, pero fundamentalmente en los rubros conservas del mar, leche, aerosoles y algunos alimentos, así como envases para snacks, gracias a una mayor participación de


VENTAS NETAS
MILLONES DE BS.
60.000
50.000
40.000
30.000
20.000
10.000

	1999	2000	2001
MM Bs. Nominales	35.174 MM	45.035 MM	50.747 MM
MM Bs. Constantes	48.766 MM	53.318 MM	53.428 MM

■ MM Bs. Nominales ■ MM Bs. Constantes


UTILIDAD NETA
MILLONES DE BS.
1.600
1.400
1.200
1.000
800
600
400
200

	1999	2000	2001
MM Bs. Nominales	955 MM	1.206 MM	1.540 MM
MM Bs. Constantes	476 MM	815 MM	272 MM

■ MM Bs. Nominales ■ MM Bs. Constantes

nuestra empresa en esos mercados, fundamentada en calidad, atención al cliente y precios competitivos. Esto coloca a la planta de Valencia en su segundo año consecutivo de crecimiento sostenido en todas sus líneas, y la planta de Los Teques con un crecimiento en todos los tipos de envases industriales. La operación de fabricación de envases de dos piezas para refresco, malta y cerveza, continúa en este ejercicio en su línea de crecimiento con respecto al ejercicio anterior, que se manifiesta con la permanencia de sus productos tanto en el mercado nacional y colombiano, como proveedor de envases de aluminio dos piezas a las principales marcas de refrescos y cerveza en ambos mercados, gracias a la calidad de sus productos, servicio y atención a sus clientes, así como una actualización constante de sus técnicas en operaciones y sus practicas administrativas. El negocio de envases plásticos se vió favorablemente impactado en su último trimestre por la entrada al mercado de su envase todo plástico tamaño galón, con el cual inmediatamente se posesionó de un importante sector de mercado. Asimismo, sus renglones tradicionales en los cuales mantiene primacía, como son envases para aceite de motor y alimentos, viéndose reflejado un crecimiento en unidades que supera las obtenidas en el ejercicio anterior. En el ejercicio 2000-2001 un cliente representó el 20% de las ventas consolidadas.

ÁREAS ADMINISTRATIVA Y FINANCIERA

La gerencia de la Empresa mantuvo su política de optimizar esfuerzos dirigidos a la disminución de los pasivos financieros en moneda extranjera, la generación de liquidez y a la diversificación del endeudamiento. El efectivo provisto por las operaciones fue de Bs. 4.689 MM, el utilizado en actividades de financiamiento de Bs. 1.554 MM, incluyendo Bs. 794 MM de pago de dividendos a accionistas y Bs. 841 MM. por pago de dividendos a accionistas minoritarios.

CONTRATOS SUSCRITOS DURANTE EL EJERCICIO

A los fines de dar cumplimiento a normas de la Comisión Nacional de Valores, procedo a informar sobre los contratos más relevantes suscritos y rescindidos durante el ejercicio. En el caso de Domínguez & Cía., en el área financiera destacan dos contratos de importancia, uno con el Citibank de arrendamiento financiero, teniendo como objeto parte de las líneas fabricantes de envases plásticos, y el otro con Fondo Común, un préstamo a mediano plazo con garantía hipotecaria. A finales del ejercicio se sostuvieron conversaciones con Banco Mercantil, que dieron como resultado una modificación del contrato en moneda extranjera con esa Institución bajo condiciones de plazo y financieras más favorables, para ser suscrito a comienzos del nuevo ejercicio (2001-2002). Así mismo, en la estructuración de algunas cuentas demoradas con un cliente del sector de envases para productos del mar, se suscribió un contrato de refinanciamiento garantizado con hipotecas inmobiliarias y prenda sobre equipos. Igualmente cabe destacar en operaciones el contrato con PDV para el suministro del envase plástico cuarto de galón para aceite de motor. En nuestra política de aliviar la empresa de algunos activos improductivos a los fines de aplicar recursos al negocio, se vendió un pequeño inmueble industrial ubicado en La Victoria. Por último, debemos señalar el contrato de factoring suscrito por la filial Domínguez Continental, S.A. con el Banco de Venezuela.

RECLAMACIONES. LITIGIOS

Durante el ejercicio 2000.2001, Domínguez atendió fiscalizaciones de los distintos entes gubernamentales nacionales y regionales, controladores del cumplimiento de las obligaciones y deberes fiscales y parafiscales a las que está sometida la empresa. Todas las cuales fueron atendidas; se mantienen vigentes algunos procesos judiciales en la jurisdicción contencioso tributario por reclamaciones relativas a compensación de impuestos o determinación de las contribuciones al Ince, procesos sobre los cuales se mantienen expectativas favorables, considerando antecedentes jurisprudenciales que favorecen la posición asumida por la Empresa. En el ejercicio algunos procesos de carácter laboral fueron declarados prescritos beneficiando a la


COSTO INTEGRAL DE FINANCIAMIENTO
MILLONES DE BS
6.000
5.000
4.000
3.000
2.000
1.000
1999
2000
2001
5.375 MM
3.168 MM
2.925 MM


ENDEUDAMIENTO FINANCIERO
MILLONES DE BS
25.000
20.000
15.000
10.000
5.000
1999
2000
2001
21.145 MM
13.250 MM
13.063 MM

empresa, y algunos reclamos menores por concepto laboral de interpretación y aplicación de normas se solventaron satisfactoriamente. Asimismo, se mantienen procesos judiciales por cobro de bolívares en relación con algunos clientes, algunas de esas cuentas han debido aprovisionarse por lo dudoso de su recuperación, situación ésta producto de las dificultades macroeconómicas que han afectado a empresas medianas y pequeñas que se han visto impedidas de honrar sus obligaciones.

INVERSIONES.

A pesar de las condiciones económicas bajo las que se han desenvuelto nuestros negocios, en este ejercicio iniciamos la producción del envase "todo plástico" tamaño galón para pinturas, el cual se ha colocado en el último trimestre del ejercicio con bastante éxito, que ha implicado un crecimiento del 50% en este sector de nuestros negocios al duplicar la capacidad de producción de las líneas de envases plásticos. En el negocio hojalata se adelantó e implementó la actualización en el proceso de tapadora de envases para aerosoles, optimizando el proceso en tiempo y calidad, que se tradujo en un crecimiento de esa línea.

RECURSOS HUMANOS

Durante el ejercicio se suscribió contrato colectivo con el sindicato de trabajadores de la planta Valencia. Las condiciones económicas dentro de las cuales se desenvuelve el negocio, la contracción en ciertos renglones y la baja competitividad de ciertos productos nacionales ante productos importados dada las vigentes políticas cambiarias, han afectado el consumo de productos en alguna de nuestras líneas generando una disminución en las nóminas. No obstante, las relaciones de la Empresa con sus trabajadores se han desarrollado dentro de un ambiente de satisfactoria armonía durante el ejercicio.

Sea propicia la ocasión para agradecer a nuestros accionistas la confianza depositada, asimismo a nuestros trabajadores: empleados y obreros, sin quienes no hubiésemos podido presentar estos resultados que sometemos a la consideración de esta Asamblea.


CAPITAL DE TRABAJO
MILLONES DE BS
20.000
16.000
12.000
8.000
4.000

	1999	2000	2001
■	18.402 MM	14.382 MM	16.328 MM

LUCIO COVONE S.
Presidente Ejecutivo.

Caracas, 04 de febrero de 2002.

ENTORNO ECONÓMICO 2.001

Inflación (Dic. 2000 - Nov. 2001)	12,70%
PIB Global (Var. %, Ene. 2001- Dic. 2001)	2,7%
Tipo de Cambio Promedio (Bs./US$, Dic. 2000 - Nov. 2001)	721,29
Tasa de Interés Activa Promedio seis principales Bancos Comerciales (Ene. 2001- Dic. 2001)	24,84%
Tasa de Interés Pasiva Promedio seis principales Bancos Comerciales (90 días, Ene. 2001- Dic. 2001)	15,70%
Tasa de Interés Pasiva Promedio seis principales Bancos Comerciales (Ahorro, Ene. 2001- Dic. 2001)	2,68%
Balanza de Pagos (MM US$, Ene. 2001- Dic. 2001)	4.395
Índice del Productor de la Industria Manufacturera Privada IPP (Ene. 2001- Dic. 2001)	6,20%
Reservas Internacionales brutas estimadas (MM US$, Ene. 2001- Dic. 2001)	18.523

Fuente: Banco Central de Venezuela.

Factores externos que afectaron a la Economía Venezolana en 2.001

- Recesion de los mercados Internacionales.
- Recorte de la producción petrolera por parte de la OPEP.
- Descenso del precio promedio de la cesta petrolera.

Factores internos que afectaron a la Economía Venezolana en 2.001

- Anclaje de la moneda.
- Desaceleración del gasto público.
- No se consolida el proceso de inversión.
- Crecimiento de la demanda agregada.
- Incertidumbre mantenida por los agentes políticos.

VENEZUELA

Variación mensual del nivel de precios / *Diciembre 2.000 - Noviembre 2.001*


1,40%
1,20%
1,00%
0,80%
0,60%
0,40%
0,20%
0,00%
DIC-00
ENE-01
FEB-01
MAR-01
ABR-01
MAY-01
JUN-01
JUL-01
AGO-01
SEP-01
OCT-01
NOV-01

VENEZUELA

Tipo de Cambio Referencial BCV (Venta)


Bs. / US$
748,75
730,00
697,00
690,00
DIC-00
ENE-01
FEB-01
MAR-01
ABR-01
MAY-01
JUN-01
JUL-01
AGO-01
SEP-01
OCT-01
NOV-01

INFORMACIÓN FINANCIERA





INFORME DE LOS COMISARIOS

Caracas, 05 de febrero de 2002

SEÑORES
JUNTA DIRECTIVA Y ACCIONISTAS DE
DOMÍNGUEZ & CÍA., S.A.
CIUDAD

De conformidad con la designación de Comisario efectuada por la Asamblea General Ordinaria de Accionistas de esta compañía de fecha 29 de febrero de 2000, en cumplimiento de nuestra obligación como Comisarios de DOMÍNGUEZ & CÍA, S.A. y conforme a las disposiciones contenidas en el Código de Comercio, los estatutos sociales de la compañía y las normas interprofesionales para el ejercicio de la función de Comisario, hemos revisado los estados financieros consolidados de DOMÍNGUEZ & CÍA, S.A. preparados por la gerencia, correspondientes al ejercicio terminado el 30 de noviembre de 2001, así como el informe sobre dichos estados financieros, emitido por los contadores públicos independientes ESPIÑEIRA, SHELDON Y ASOCIADOS, de fecha 31 de enero de 2002, el cual forma parte integral de este informe.

De las evaluaciones realizadas sobre la gestión administrativa desarrollada por la junta directiva en el ejercicio, no se observaron violaciones legales o estatutarias, ni votos salvados en las reuniones de junta directiva.

La revisión y evaluación del sistema de control interno, procedimientos contables y administrativos de la compañía, para el ejercicio terminado el 30 de Noviembre de 2001, no revela hechos importantes que debiliten la situación financiera de la compañía.

En relación con el artículo 310 del Código de Comercio, durante el período examinado no se recibieron denuncias de ningún tipo por parte de los accionistas de la sociedad.

En nuestra opinión, el balance general y el estado de ganancias y pérdidas examinados, presentan razonablemente la situación financiera de la compañía al 30 de noviembre de 2001 y el movimiento de las cuentas de patrimonio entre el 01 de diciembre de 2000 y el 30 de noviembre de 2001.

Por lo antes expuesto, nos permitimos recomendar a los señores accionistas aprobar el Balance General al 30 de noviembre de 2001 y los estados de ganancias y pérdidas y de movimiento de las cuentas de patrimonio para el período comprendido entre el 1ro. de diciembre de 2000 y el 30 de noviembre de 2001, así como la gestión administrativa.

Lister González de Santander
C.A.C.-35701

Jesús Enrique Escalona
C.P.C.-4105

INFORME DE LOS AUDITORES EXTERNOS

DOMÍNGUEZ & CÍA., S.A. Y SU FILIAL

(Antes Domínguez & Cía. Caracas, S.A.)

INFORME DE LOS CONTADORES PÚBLICOS INDEPENDIENTES Y ESTADOS FINANCIEROS CONSOLIDADOS 30 DE NOVIEMBRE DE 2001 Y 2000

ESPIÑEIRA, SHELDON Y ASOCIADOS

Firma miembro de PRICEWATERHOUSECOOPERS

Espiñeira, Sheldon y Asociados
Avenida Principal de Chuao
Edificio Del Río
Apartado 1789
Caracas 1010-A Venezuela
Teléfono: 902 6666
Telecopier: 991 5210

31 de enero de 2002

A los Accionistas y la Junta Directiva de Domínguez & Cía., S.A. y su filial

Hemos examinado los balances generales consolidados de Domínguez & Cía., S.A. y su filial al 30 de noviembre de 2001 y 2000, y los estados consolidados conexos de resultados, de movimiento en las cuentas de patrimonio y de flujos de efectivo por los años finalizados en esas fechas, expresados en bolívares constantes al 30 de noviembre de 2001. La preparación de dichos estados financieros consolidados con sus notas es responsabilidad de la gerencia de la Compañía. Nuestra responsabilidad es la de expresar una opinión sobre tales estados financieros consolidados con base en nuestros exámenes.

Efectuamos nuestros exámenes de acuerdo con normas de auditoría de aceptación general en Venezuela. Esas normas requieren que planifiquemos y efectuemos los exámenes para obtener una seguridad razonable de que los estados financieros consolidados no incluyan errores significativos. Un examen incluye las pruebas selectivas de la evidencia que respalda los montos y divulgaciones en los estados financieros consolidados; también incluye la evaluación de los principios de contabilidad utilizados y las estimaciones contables importantes hechas por la gerencia, así como de la adecuada presentación de los estados financieros consolidados. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

La Compañía está sometida al control de la Comisión Nacional de Valores (CNV) y, por lo tanto, presenta sus estados financieros consolidados de conformidad con las Normas para la elaboración de estados financieros establecidas por dicho ente regulador. Tal como se explica en la Nota 2-a, en la aplicación del método Mixto dichas Normas difieren de los principios de contabilidad de aceptación general, emitidos por la Federación de Colegios de Contadores Públicos de Venezuela.

En nuestra opinión, los estados financieros consolidados adjuntos examinados por nosotros presentan razonablemente, en todos sus aspectos importantes, la situación financiera de Domínguez & Cía., S.A. y su filial al 30 de noviembre de 2001 y 2000, y los resultados consolidados de sus operaciones y sus flujos de efectivo por los años finalizados en esas fechas, de conformidad con las Normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores (CNV).

ESPIÑEIRA, SHELDON Y ASOCIADOS

Carlos González G.
CPC 21291
CNV G-774

ESTADOS FINANCIEROS

DOMÍNGUEZ & CÍA., S.A. Y SU FILIAL

BALANCE GENERAL CONSOLIDADO

(Expresado en miles de bolívares constantes al 30 de noviembre de 2001)

	30 de noviembre de	
	2001	2000
Activo		
Activo circulante:		
Efectivo y sus equivalentes (Nota 3)	1.874.992	440.045
Efectos y cuentas por cobrar (Nota 4)	11.396.284	12.946.393
Anticipos a proveedores	325.553	456.683
Inventarios (Nota 5)	11.875.146	12.803.353
Gastos pagados por anticipado	477.340	444.234
Activos disponibles para la venta (Nota 2-g)	7.637.803	5.726.724
Total activo circulante	33.587.118	32.817.432
Efectos por cobrar a largo plazo (Nota 4)	622.054	-
Activo fijo (Nota 6)	50.920.178	59.115.362
Inversiones en acciones	28.508	28.508
Cargos diferidos, repuestos y otros activos (Nota 7)	1.911.806	1.361.670
Total activo	87.069.664	93.322.972
Pasivo y Patrimonio		
Pasivo circulante:		
Préstamos bancarios y otros préstamos a corto plazo (Nota 8)	6.211.703	5.741.627
Porción circulante de préstamos a largo plazo (Nota 8)	1.204.583	2.396.054
Porción circulante de arrendamiento financiero (Nota 8)	550.000	-
Cuentas por pagar a proveedores	6.294.253	7.640.909
Utilidades, vacaciones y otras acumulaciones para el personal	847.873	803.066
Gastos acumulados por pagar (Nota 10)	2.151.053	1.853.048
Total pasivo circulante	17.259.465	18.434.704
Cuentas por pagar a largo plazo (Nota 6)	269.260	-
Préstamos a largo plazo (Nota 8)	4.729.761	5.112.781
Arrendamiento financiero a largo plazo (Nota 8)	366.667	-
Acumulación para indemnizaciones laborales, neto de anticipos	1.529.901	1.419.914
Total pasivo	24.155.054	24.967.399
Interés minoritario en filial	9.901.925	11.944.291
Patrimonio, véase estado anexo (Nota 12)	53.012.685	56.411.282
Total pasivo, interés minoritario en filial y patrimonio	87.069.664	93.322.972

Las notas anexas forman parte integral de los estados financieros consolidados

ESTADOS FINANCIEROS

DOMÍNGUEZ & CÍA., S.A. Y SU FILIAL
ESTADO CONSOLIDADO DE RESULTADOS

(Expresado en miles de bolívares constantes al 30 de noviembre de 2001, excepto la utilidad neta por acción)

	Años finalizados el 30 de noviembre de	
	2001	2000
Ventas netas	53.428.330	53.318.187
Costo de ventas	(42.952.515)	(42.844.177)
Utilidad bruta en ventas	10.475.815	10.474.010
Gastos de operación y administrativos	(6.090.883)	(5.205.871)
Utilidad en operaciones	4.384.932	5.268.139
Costo integral de financiamiento:		
Intereses y otros gastos financieros, neto	(3.262.106)	(3.984.811)
Pérdida en cambio, neta	(738.916)	(484.460)
Beneficio por posición monetaria neta (Notas 2-a y 14)	1.075.928	1.301.060
	(2.925.094)	(3.168.211)
Otros ingresos (egresos), netos	(27.068)	13.563
Utilidad antes de impuestos, participación de interés minoritario y partida extraordinaria	1.432.770	2.113.491
Impuestos (Nota 9)	(458.329)	(1.036.674)
Utilidad antes de partida extraordinaria y participación de interés minoritario	974.441	1.076.817
Partida extraordinaria por utilización de créditos fiscales (Nota 9)	-	414.441
Utilidad antes de participación de interés minoritario	974.441	1.491.258
Participación de interés minoritario	(702.351)	(676.056)
Utilidad neta	272.090	815.202
Utilidad neta por acción	0,110	0,340

Las notas anexas forman parte integral de los estados financieros consolidados

ESTADOS FINANCIEROS

DOMÍNGUEZ & CÍA., S.A. Y SU FILIAL

ESTADO CONSOLIDADO DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO

AÑOS FINALIZADOS EL 30 DE NOVIEMBRE DE 2001 Y 2000

(Expresado en miles de bolívares constantes al 30 de noviembre de 2001)

	Capital Social		Ganancias Retnidas				
	Valor nominal y legal	Actualización	Reserva legal	No Distribuidas (déficit)	Resultado acumulado por traducción de filial	Resultado por tendencia de activos no monetarios	Total
Saldos al 30 de noviembre de 1999	24.062.500	43.944.122	13.945.009	(30.423.665)	249.106	8.520.253	60.297.325
Efectos por liquidación de filial					(249.106)		(249.106)
Compensación de cuentas patrimoniales (Nota 12)		(30.423.665)		30.423.665			-
Traspaso de reserva (Nota 12)			(11.233.165)	11.233.165			-
Decreto de dividendos en efectivo (Nota 12)				(2.087.550)			(2.087.550)
Utilidad neta del 2000				815.202			815.202
Resultado por tenencia de activos no monetarios (Nota 2-a)						(2.364.589)	(2.364.589)
Saldos al 30 de noviembre de 2000	24.062.500	13.520.457	2.711.844	9.960.817	-	6.155.664	56.411.282
Decreto de dividendos en efectivo (Nota 12)				(794.099)			(794.099)
Utilidad neta del 2001				272.090			272.090
Resultado por tenencia de activos no monetarios						(2.876.588)	(2.876.588)
Saldos al 30 de noviembre de 2001	24.062.500	13.520.457	2.711.844	9.438.808	-	3.279.076	53.012.685

Las notas anexas forman parte integral de los estados financieros consolidados

ESTADOS FINANCIEROS

DOMÍNGUEZ & CÍA., S.A. Y SU FILIAL

ESTADO CONSOLIDADO DE FLUJOS DE EFECTIVO

(Expresado en miles de bolívares constantes al 30 de noviembre de 2001)

	Años finalizados el 30 de noviembre de	
	2001	2000
FLUJOS DE EFECTIVO POR ACTIVIDADES OPERACIONALES:		
Utilidad neta	272.090	815.202
Ajustes para conciliar la utilidad neta con el efectivo neto		
Provisto por actividades operacionales -		
Depreciación y amortización	2.797.445	4.454.914
Interés minoritario	702.351	676.056
Provisión para obsolescencia de inventario y cuentas de cobro dudoso	187.648	253.430
Apartado para indemnizaciones laborales	1.345.227	1.376.946
Pérdida en venta de activos fijos	406.380	394.877
Resultado por traducción monetaria realizado	-	(249.106)
Variación neta en los activos y pasivos operacionales -		
Efectos y cuentas por cobrar	845.056	(697.204)
Anticipos a proveedores	131.130	(325.252)
Inventarios	823.560	(900.534)
Gastos pagados por anticipado	(33.107)	173.486
Cargos diferidos y otros activos	(550.138)	38.244
Cuentas por pagar a proveedores	(1.346.656)	5.713.518
Gastos acumulados por pagar	342.814	40.953
Pagos de indemnizaciones laborales	(1.235.240)	(1.301.181)
Efectivo neto provisto por actividades operacionales	4.688.560	10.464.349
EFECTIVO NETO USADO EN ACTIVIDADES DE INVERSIÓN:		
Adquisición de activos fijos, neta	(1.699.706)	(1.016.011)
FLUJOS DE EFECTIVO POR ACTIVIDADES DE FINANCIAMIENTO:		
Dividendos pagados a accionistas	(794.099)	(2.087.550)
Dividendos pagados a intereses minoritarios	(841.319)	(2.245.419)
Préstamo a corto plazo, neto	95.076	(3.785.992)
Arrendamiento financiero	916.667	-
Redención de obligaciones quirografarias	-	(1.065.015)
Préstamo a largo plazo	(930.232)	(3.043.147)
Efectivo neto usado en actividades de financiamiento	(1.553.907)	(12.227.123)
EFECTIVO Y SUS EQUIVALENTES:		
Variación neta	1.434.947	(2.778.785)
Al principio del año	440.045	3.218.830
Al final del año	1.874.992	440.045
INFORMACION COMPLEMENTARIA:		
Sobre flujos de efectivo -		
Impuestos pagados	117.090	194.781
Intereses pagados	3.262.789	3.821.397
Resultado por tenencia de activos no monetarios	(2.876.588)	(2.364.589)
Venta de activo con arrendamiento posterior	1.100.000	-

Las notas anexas forman parte integral de los estados financieros consolidados

NOTAS A LOS ESTADOS FINANCIEROS

DOMÍNGUEZ & CÍA., S.A. Y SU FILIAL

30 DE NOVIEMBRE DE 2001 Y 2000

NOTA 1 - OBJETO SOCIAL Y OPERACIONES:

Domínguez & Cía., S.A. (antes Domínguez & Cía. Caracas, S.A.) es una compañía venezolana fundada en 1930, conjuntamente con su compañía filial se dedica a la fabricación de todo tipo de envases y empaques de hojalata, aluminio, plástico, papel y cartón, así como la litografía, tipografía e impresión sobre los mismos. Todas sus plantas están ubicadas en Venezuela. La gerencia considera que la Compañía posee un solo segmento de negocio y opera en un solo país. Durante el 2001 y 2000, la Compañía exportó 15% y 17% de sus ventas netas, respectivamente.

En reunión de Junta Directiva del 23 de julio de 2001, se aprobó el cese de operaciones y venta de las maquinarias, instalaciones y terreno correspondientes a la fabricación de empaques de papel y cartón, véase la Nota 2-g.

En Asamblea General Extraordinaria de Accionistas del 8 de noviembre de 2000, se aprobó la fusión por absorción de Domínguez & Cía. Caracas, S.A. con sus empresas filiales totalmente poseídas, con fecha efectiva a partir del 1 de octubre de 2000. Las empresas absorbidas fueron Domínguez & Cía. Valencia, S.A., Empaques Domínguez, S.A. y Envases Plásticos Domínguez, S.A. También se aprobó la modificación de la denominación social de la empresa absorbente, transformándola en Domínguez & Cía., S.A.

NOTA 2 - BASES DE PRESENTACION Y PRINCIPIOS DE CONTABILIDAD MAS SIGNIFICATIVOS EN USO POR LA COMPAÑIA:

Los estados financieros consolidados adjuntos han sido elaborados de conformidad con las Normas para la elaboración de los estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores (CNV). A continuación se presentan los principios de contabilidad más significativos en uso por la Compañía:

a) Ajuste por inflación

La Declaración de Principios de Contabilidad N° 10 "Normas para la elaboración de estados financieros ajustados por efectos de la inflación" (DPC 10), revisada e integrada, emitida por la Federación de Colegios de Contadores Públicos de Venezuela (FCCPV), requiere entre otros, la preparación de estados financieros actualizados integralmente por los efectos de la inflación mediante la utilización de alguno de los dos métodos definidos, el Mixto y el del Nivel General de Precios (NGP).

La Compañía aplica el método Mixto en la valoración del activo fijo e inventarios. Este método consiste en actualizar los estados financieros consolidados por el método del NGP y, posteriormente, ajustar el activo fijo e inventarios con base en valores corrientes de mercado. Los valores corrientes de mercado pueden diferir de los costos históricos actualizados por el método del NGP, ya que los primeros representan precios específicos y los segundos se calculan por índices promedio de precios generales que representan la pérdida del poder adquisitivo del bolívar. La cuenta de patrimonio "Resultado por tenencia de activos no monetarios" ("RETANM") incluye la diferencia entre los valores corrientes de mercado y los resultados de la aplicación del método del NGP.

Existen diferencias importantes entre las Normas de la Comisión Nacional de Valores (CNV) y la DPC 10 en cuanto al tratamiento de los efectos que produce la aplicación del método Mixto. Según la DPC 10, en la aplicación del método Mixto, los resultados bajo este método y bajo el método del NGP deben ser iguales; sin embargo, de acuerdo con lo establecido en las Normas para la elaboración de los estados financieros de las entidades sometidas al control de la CNV, la depreciación de los valores corrientes del activo fijo y

el costo de venta a valores de reposición de los inventarios se registran directamente en las cuentas de resultados, sin considerar en los resultados del año la amortización del RETANM que establece la DPC 10. El efecto neto de estas diferencias sobre los estados financieros consolidados resultó en un aumento de unos Bs 1.565 millones en los resultados netos consolidados del año finalizado el 30 de noviembre de 2001 (Bs 449 millones en el 2000).

Hasta 1999 la Compañía actualizó los activos fijos, su correspondiente depreciación y el costo de ventas mediante la utilización del método Mixto siguiendo la metodología definida en la DPC 10. A partir del 2000 la Compañía aplica, con efecto retroactivo, la metodología indicada en las normas contables establecidas por la CNV. Para fines comparativos, los estados financieros de 1999 fueron reestructurados para reflejar el cambio en las bases utilizadas en la aplicación del método Mixto, lo cual originó una disminución en el patrimonio consolidado informado al inicio de 1999 de unos Bs 718 millones y un aumento en la utilidad neta consolidada de 1999 de unos Bs 500 millones.

En la aplicación del método Mixto se utilizaron avalúos realizados por tasadores independientes en 1998 para los activos fijos, los cuales fueron actualizados al 30 de noviembre de 2001 aplicando el índice específico de devaluación del bolívar con respecto al dólar estadounidense para los activos fijos importados y el Indice de Precios al Consumidor (IPC) para los demás activos. El procedimiento antes mencionado está de acuerdo con los lineamientos establecidos en las normas de la CNV y en la DPC 10 revisada e integrada; sin embargo, dichos valores pudieran ser diferentes a los valores que se determinarían mediante la actualización de los avalúos por tasadores independientes. En el 2001 se utilizaron, para algunas maquinarias, avalúos que fueron actualizados por tasadores independientes.

A continuación se presenta un resumen de las premisas y bases utilizadas por la Compañía para la actualización por los efectos de la inflación de los estados financieros consolidados adjuntos:

Porcentaje de inflación -
El porcentaje de inflación correspondiente a los años finalizados el 30 de noviembre de 2001 y 2000, de acuerdo al IPC, fue de 12,70% y 14,15%, respectivamente.

Activos no monetarios -
Los activos fijos se presentan al valor corriente de mercado determinado por tasadores independientes, actualizados por índices específicos, y los inventarios se presentan a su valor de reposición. El resto de los activos no monetarios se expresa en moneda constante al 30 de noviembre de 2001 con base en el IPC de sus fechas de origen.

Activos y pasivos monetarios -
Los activos y pasivos monetarios al 30 de noviembre de 2001, incluyendo los saldos en moneda extranjera, por su naturaleza, están presentados en términos de poder adquisitivo a esa fecha. Para fines comparativos, los activos y pasivos monetarios al 30 de noviembre de 2000 han sido actualizados, expresándolos en términos de poder adquisitivo al 30 de noviembre de 2001.

Costos y gastos asociados con rubros no monetarios -
Estos costos y gastos han sido presentados en función del consumo, amortización o venta de las partidas no monetarias, previamente actualizadas, a las cuales están asociados. El gasto de depreciación se presenta principalmente a valores corrientes.

Ventas, costos, gastos e impuesto sobre la renta -
Estos componentes han sido actualizados desde su fecha de origen para presentarlos en bolívares constantes al 30 de noviembre de 2001. Ciertas acumulaciones por estimaciones de gastos, cuya determinación final se efectúa al cierre contable del año, se actualizan con base en su fecha de determinación final.

Patrimonio -
Todas las cuentas patrimoniales, a excepción del RETANM y resultado acumulado por traducción de filial, se expresan en moneda constante al 30 de noviembre de 2001, con base en el IPC de sus fechas de aporte u origen como patrimonio.

Los dividendos en efectivo están actualizados en moneda constante según la fecha en que son decretados.

Beneficio por posición monetaria y costo integral de financiamiento -
El beneficio por posición monetaria representa la ganancia que resulta de mantener una posición monetaria neta pasiva en un período inflacionario. Este beneficio por posición monetaria forma parte de la

utilidad neta y se agrupa dentro del concepto de "Costo integral de financiamiento", conjuntamente con los intereses financieros y la pérdida en cambio, véase la Nota 14.

b) Uso de estimaciones en la preparación de los estados financieros consolidados

La preparación de los estados financieros consolidados y sus notas, de conformidad con las normas de contabilidad establecidas por la CNV y los principios de contabilidd de aceptación general en Venezuela, requieren que la gerencia haga estimaciones que afectan las cifras de activos y pasivos y la divulgación de los activos y pasivos contingentes a la fecha de los estados financieros consolidados, así como los montos presentados de ingresos y gastos durante el año respectivo. Los resultados reales pueden variar en relación con las citadas estimaciones.

c) Consolidación de estados financieros

Al 30 de noviembre de 2001 y 2000, los estados financieros consolidados incluyen las cuentas de la Compañía y las de la filial Domínguez Continental, S.A., la cual es poseída en un 56,53%.

Todas las transacciones significativas y saldos entre compañías consolidadas se eliminan en la consolidación. La participación de los intereses minoritarios en los resultados netos de la filial parcialmente poseída se incluye en los resultados consolidados.

d) Equivalentes de efectivo

La Compañía y su filial consideran como equivalentes de efectivo todas las colocaciones con plazos no mayores a tres meses.

e) Inventarios

Los inventarios de materias primas, productos en proceso y productos terminados se presentan a su valor corriente, con base en los costos de reposición y costos de producción a esa fecha. Para fines comparativos, los inventarios a valores corrientes al 30 de noviembre de 2000 han sido actualizados, expresándolos en términos de poder adquisitivo al 30 de noviembre de 2001.

Los inventarios de repuestos capitalizables se presentan como parte de los activos fijos y son amortizados en un período máximo de tres años; el resto del inventario de repuestos menores se clasifica como activo circulante o no circulante y se registra en los resultados sobre la base del consumo.

f) Inversiones

Las inversiones en acciones, cuya participación representa menos del 20% del capital social, se mantienen al costo de adquisición actualizado mediante la aplicación del IPC desde la fecha de origen.

g) Activos fijos

Los activos fijos están presentados al costo corriente, el cual se aproxima a su valor equitativo de mercado en condiciones de uso, determinado mediante avalúos efectuados por tasadores independientes. El costo corriente es definido como el menor entre el costo de producir o adquirir un activo específico a precios de hoy, sin incluir los costos y gastos necesarios para su instalación, y el costo recuperable que incluye, entre otros factores, el nivel de utilización de las instalaciones manufactureras y su obsolescencia tecnológica. La diferencia entre costos corrientes y el NGP se considera parte del ajuste resultante del avalúo antes mencionado y se incluye en la cuenta de patrimonio denominada "Resultado por tenencia de activos no monetarios".

Los activos, bajo contratos de arrendamiento financiero con opción a compra, se presentan como activos fijos y se amortizan en función de su vida útil.

Las renovaciones y mejoras en los activos fijos se registran en el costo del activo si éstas aumentan la vida útil o la productividad del activo, mientras que el mantenimiento y las reparaciones menores se registran en los resultados. El gasto de depreciación se calcula por el método de línea recta, según la vida útil estimada de cada activo, a excepción de las maquinarias, las cuales se deprecian por el método de unidades producidas.

Al 30 de noviembre de 2001 y 2000, los activos disponibles para la venta están conformados principalmente por terreno y edificaciones ubicadas en La Victoria, Estado Aragua, así como terreno, edificaciones, maquinarias e inventarios ubicados en Valencia, Estado Carabobo, correspondientes a la fabricación de empaques de papel y cartón. Para todos estos activos existe la expectativa por parte de

la gerencia de la Compañía de venderlos en el corto plazo. Dichas activos están presentados al costo corriente, el cual se aproxima a su valor equitativo de mercado en condiciones de uso, determinado por avalúos efectuados por tasadores independientes para los inmuebles y al costo de reposición para los inventarios; la gerencia de la Compañía estima que no se incurrirá en pérdidas en la venta de estos activos.

h) Cargos diferidos

Los cargos diferidos incluyen principalmente comisiones bancarias cobradas por el otorgamiento de un préstamo bancario a largo plazo, los cuales se amortizan en el plazo del préstamo, y costos relacionados con la implantación del sistema de información los cuales están siendo amortizados en un período de cinco años.

i) Impuesto sobre la renta diferido

La Compañía reconoce el efecto del impuesto sobre la renta de las diferencias temporales entre el resultado contable y el resultado fiscal, originadas principalmente por la provisión para cuentas de cobro dudoso, provisión por obsolescencia de inventarios y provisión adicional para indemnizaciones laborales en caso de despido injustificado, las cuales son registradas contablemente como gastos en un período y deducidas para fines de impuesto en períodos futuros cuando se utilizan.

j) Acumulación para indemnizaciones laborales

La Compañía acumula el pasivo para las indemnizaciones laborales por terminación de la relación de trabajo de su personal, que son un derecho adquirido de los trabajadores, de acuerdo con las disposiciones de la Ley Orgánica del Trabajo y los contratos colectivos vigentes.

La Ley y los contratos colectivos de Domínguez & Cía., S.A. y su filial también establecen, bajo ciertas circunstancias, el pago de indemnizaciones adicionales; Domínguez & Cía., S.A. y su filial, con base en sus experiencias de pago, han registrado una acumulación adicional para cubrir este pasivo eventual.

k) Intereses minoritarios en filial

Los intereses minoritarios en Domínguez Continental, S.A. han sido calculados con base en el patrimonio y el resultado actualizado de esta filial.

l) Saldos y transacciones en moneda extranjera

Las transacciones en moneda extranjera se registran a la tasa de cambio vigente a la fecha de la operación. Los saldos en moneda extranjera al 30 de noviembre de 2001 se presentan a la tasa de cambio de Bs 746/ US$1 (Bs 697/US$1 al 30 de noviembre de 2000). Las ganancias o pérdidas en cambio se incluyen en los resultados del año.

m) Utilidad neta por acción

La utilidad neta por acción ha sido determinada dividiendo la utilidad neta de cada año entre el promedio ponderado de acciones en circulación al final de cada año.

n) Concentración de riesgo crediticio

Los instrumentos financieros de la Compañía y su filial, que podrían estar expuestos a la concentración de riesgo crediticio, consisten principalmente en equivalentes de efectivo y cuentas y efectos por cobrar comerciales. Los equivalentes de efectivo representados por colocaciones temporales se mantienen en diversas instituciones financieras locales con adecuadas calificaciones crediticias. Los saldos de efectos y cuentas por cobrar están dispersos en una amplia cartera de clientes que limita el riesgo de concentración crediticia, a excepción de un cliente que adquirió durante el año finalizado el 30 de noviembre de 2001, un volumen equivalente al 20% de las ventas consolidadas (17% de las ventas consolidadas durante el año finalizado el 30 de noviembre de 2000). Asimismo, la cuentas por cobrar comerciales a dicho cliente representan un 18% y 17% de las cuentas por cobrar consolidadas al 30 de noviembre de 2001 y 2000, respectivamente. Al 30 de noviembre de 2001 y 2000, la Compañía y su filial no tienen riesgos significativos de concentración crediticia.

o) Nueva Norma Internacional de Contabilidad

En marzo de 1999 el Consejo de Normas Internacionales de Contabilidad emitió la Norma Internacional de Contabilidad N° 39 (NIC 39) "Instrumentos Financieros", efectiva a partir de ejercicios económicos que comiencen el 1 de enero de 2001, con opción a reconocimiento anticipado. Esta norma es aplicable en Venezuela y establece principios para el reconocimiento, medida y divulgación de las operaciones relacionadas con los

instrumentos financieros derivados y actividades de cobertura. La norma requiere que los instrumentos financieros incluyendo deudas financieras deben ser reconocidos en los estados financieros a su valor justo. Las ganancias y pérdidas relacionadas con los cambios en el valor justo de los instrumentos financieros deben ser reconocidos en los resultados. La Compañía y su filial no han determinado el impacto que pueda resultar de la aplicación de esta norma; sin embargo, estiman que no tendrá efectos significativos sobre los estados financieros consolidados del período que se inicia el 1 de diciembre de 2001.

El valor según libros del efectivo y sus equivalentes, efectos y cuentas por cobrar comerciales y, efectos y cuentas por pagar se aproximan a sus valores justos de mercado, debido a que estos instrumentos tienen vencimientos a corto plazo. Debido a que la mayoría de los préstamos, papeles comerciales y otras obligaciones financieras de Domínguez & Cía, S.A. y su filial tienen intereses susceptibles a variaciones del mercado, la gerencia considera que los valores según libros se aproximan al valor justo de mercado.

NOTA 3 - EFECTIVO Y SUS EQUIVALENTES:

El efectivo y sus equivalentes al 30 de noviembre comprenden lo siguiente:

	2001	2000
	(Miles de bolívares constantes al 30 de noviembre de 2001)	
Efectivo en caja y bancos	433.992	327.609
Colocaciones a corto plazo	1.441.000	112.436
	1.874.992	440.045

Al 30 de noviembre de 2001 las colocaciones a corto plazo se mantienen en dos instituciones financieras del país, las cuales devengan intereses anuales entre el 10 % y 18% (entre el 1% y 8% al 30 de noviembre de 2000).

NOTA 4 - EFECTOS Y CUENTAS POR COBRAR:

Los efectos y cuentas por cobrar al 30 de noviembre comprenden lo siguiente:

	2001	2000
	(Miles de bolívares constantes al 30 de noviembre de 2001)	
Comerciales:		
Efectos por cobrar	3.552.104	1.242.347
Cuentas por cobrar	10.653.082	12.580.175
Efectos por cobrar descontados	(2.509.929)	(905.384)
Provisión para cuentas de cobro dudoso	(337.495)	(235.782)
	11.357.762	12.681.356
Impuesto al valor agregado	479.729	-
Accionistas	131.723	139.700
Funcionarios y empleados	19.370	16.466
Otras	29.754	108.871
	12.018.338	12.946.393
Efectos por cobrar a largo plazo	(622.054)	-
Porción circulante	11.396.284	12.946.393

El 26 de noviembre de 2001 la filial suscribió un Contrato de venta de facturas por Bs 1.000 millones con un banco local; dicha operación se presenta como parte de la cuenta de efectos por cobrar descontados. El contrato establece, entre otros, la compra por parte del Banco de los derechos de créditos evidenciados en facturas hasta por un monto de Bs 1.000 millones. El contrato tendrá una vigencia de un año prorrogable automáticamente por lapsos iguales o menores a decisión de las partes. La filial se obliga a efectuar por cuenta y en nombre del banco las gestiones administrativas y se constituye en fiador solidario y principal pagador a favor del banco.

El 31 de octubre de 2001 Domínguez & Cía., S.A., conjuntamente con dos empresas privadas firmaron un contrato de refinanciamiento a largo plazo de cuentas y efectos por cobrar que mantiene con un cliente en común. La porción refinanciada correspondiente a Domínguez & Cía., S.A. asciende a unos Bs 881 millones, representados por cuentas y efectos por cobrar de unos Bs 552 millones, efectos por cobrar descontados de unos Bs 273 millones e intereses por cobrar de unos Bs 56 millones. La porción a largo plazo de las cuentas y efectos por cobrar al 30 de noviembre de 2001 asciende a unos Bs 622 millones. El contrato establece, entre otros, el cobro de 36 cuotas de Bs 100 millones cada una, pagaderas mensualmente, iniciando en febrero de 2002 y sobre las cuales le corresponderá a Domínguez & Cía., S.A. el 24, 41% de las referidas cuotas. El financiamiento devengará intereses a tasas variables de mercado y está garantizado con inventarios de productos terminados, vehículos de carga e hipotecas de primer grado sobre un inmueble y terrenos.

Al 30 de noviembre de 2001 y 2000, las cuentas por cobrar incluyen unos Bs 2.227 millones y Bs 1.793 millones, correspondientes a saldos con una compañía relacionada. Asimismo, las ventas netas a dicha relacionada durante los años finalizados el 30 de noviembre de 2001 y 2000 representan el 13% y 13%, respectivamente, del total de ventas netas.

NOTA 5 - INVENTARIOS:

Las existencias al 30 de noviembre comprenden lo siguiente:

	2001	2000
	(Miles de bolívares constantes al 30 de noviembre de 2001)	
Productos terminados	4.016.165	4.312.626
Productos en proceso	2.033.465	2.380.040
Materias primas	4.046.637	3.055.423
Repuestos y suministros	2.850.698	3.177.043
Materiales en tránsito y otros	76.487	31.555
Provisión para obsolescencia	(217.180)	(153.334)
	12.806.272	12.803.353
Repuestos presentados a largo plazo (Nota 7)	(931.126)	-
	11.875.146	12.803.353

NOTA 6 - ACTIVOS FIJOS:

Los activos fijos al 30 de noviembre comprenden lo siguiente:

	2001	2000	Vida útil estimada promedio
	(Miles de bolívares constantes al 30 de noviembre de 2001)		
Edificios	15.238.792	16.716.321	20
Maquinarias y equipos	37.514.501	43.706.319	20
Vehículos	1.338.111	1.613.777	5
Mobiliario y enseres	1.970.312	2.004.656	5
	56.061.716	64.041.073	
Menos - Depreciación acumulada	(13.931.591)	(13.847.476)	
	42.130.125	50.193.597	
Terrenos	7.040.549	7.501.085	
Maquinarias en proceso de instalación	-	455.765	
Obras en construcción	51.099	54.249	
Activos bajo arrendamientos financieros netos de amortización acumulada de unos Bs 22 millones (Nota 8-c)	1.119.611	-	20
Repuestos capitalizables netos de amortización acumulada de Bs 403 millones (Bs 53 millones en el 2000) (Nota 2-e)	578.794	910.666	3
	50.920.178	59.115.362	
Gasto de depreciación del año, cargado principalmente al costo de ventas	2.797.445	4.454.914	

En julio de 2001 la Compañía realizó la venta de una maquinaria a una institución financiera local por unos Bs 1.100 millones y posteriormente readquirió la maquinaria mediante la firma de un contrato de arrendamiento financiero con la referida institución (véase la Nota 2-g). Como parte de la venta, la Compañía reconoció una pérdida de unos Bs 165 millones, la cual fue diferida y será amortizada por el

método de línea recta durante el período de vigencia del arrendamiento financiero, véase la Nota 8-c.

En julio de 2001 la Compañía adquirió una maquinaria por un valor de unos Bs 461 millones, la cual está siendo financiada por el proveedor en un plazo de 5 años pagadero en 60 cuotas mensuales y consecutivas iniciando el 30 de agosto de 2001 a una tasa de interés fija del 9% anual. El valor actual de las cuentas por pagar al 30 de noviembre de 2001 asciende a unos Bs 350 millones, de los cuales unos Bs 81 millones corresponde a la porción circulante y el resto, unos Bs 269 millones, representa la porción a largo plazo.

Los activos fijos incluyen al 30 de noviembre de 2001 y 2000 activos totalmente depreciados por unos Bs 6.637 millones y Bs 6.221 millones en bolívares constantes, respectivamente.

Sobre ciertos activos existen hipotecas y gravámenes según se indica en la Nota 8.

NOTA 7 - CARGOS DIFERIDOS Y OTROS ACTIVOS:

Los cargos diferidos y otros activos al 30 de noviembre comprenden lo siguiente:

	2001	2000
	(Miles de bolívares constantes al 30 de noviembre de 2001)	
Sistema de información (software)	544.791	728.434
Impuesto sobre la renta diferido	233.315	171.684
Comisiones bancarias	120.357	139.426
Inventarios de repuestos (Nota 5)	931.126	-
Depósitos en garantía	19.253	154.968
Otros activos	62.964	167.158
	1.911.806	1.361.670

NOTA 8 - PRESTAMOS Y ARRENDAMIENTO FINANCIERO:

a) Préstamos bancarios y otros préstamos a corto plazo

Al 30 de noviembre de 2001 los pagarés bancarios totalizan Bs 4.898 millones, tienen vencimientos entre uno y seis meses, están denominados en bolívares y devengan intereses a tasas anuales entre el 25% y 40% (Bs 4.656 millones, con intereses a tasas anuales entre el 26% y 29% al 30 de noviembre de 2000).

Al 30 de noviembre de 2001 la Compañía mantiene ciertos préstamos a corto plazo con empleados y terceros por unos Bs 1.314 millones, con tasas de intereses que oscilan entre el 15% y 23% (Bs 1.086 millones, con tasas de interés entre el 16% y 20% al 30 de noviembre de 2000).

b) Préstamos a largo plazo

Los préstamos a largo plazo al 30 de noviembre comprenden lo siguiente:

	2001	2000
	(Miles de bolívares constantes al 30 de noviembre de 2001)	
Fondo Común Entidad de Ahorro y Préstamo	912.527	-
Banco Mercantil, C.A.	4.667.188	7.069.671
Fondo de Crédito Industrial (FONCREI)	354.629	439.164
	5.934.344	7.508.835
Menos: porción circulante	1.204.583	2.396.054
	4.729.761	5.112.781

El vencimiento de los préstamos a largo plazo al 30 de noviembre de 2001 se resume a continuación:

Año	En miles de bolívares
2002	1.204.583
2003	1.348.589
2004	1.415.035
2005	1.536.488
2006 y en adelante	429.649
	5.934.344

Fondo Común Entidad de Ahorro y Préstamo -
Préstamo por un monto inicial de Bs 1.000 millones, recibido en diciembre de 2000, para ser utilizado principalmente como capital de trabajo. El préstamo es pagadero en 60 cuotas mensuales y consecutivas que comprenden la amortización de interés y de capital y devenga intereses a tasa variable. Este préstamo está garantizado con hipoteca de primer grado sobre dos parcelas de terreno y la edificación en ellas construidas, ubicadas en el Municipio Unión, Distrito Irribarren, Estado Lara.

Banco Mercantil, C.A. -
Préstamo por la cantidad de US$12 millones recibido en diciembre de 1998. El préstamo es pagadero con un año de gracia y 48 cuotas mensuales iguales y consecutivas de US$250.000 cada una para el pago del principal y devengan intereses a la tasa Prime más dos (2) puntos porcentuales. El préstamo está garantizado con hipoteca de primer grado sobre el inmueble e instalaciones industriales de Domínguez & Cía., S.A. Este convenio de préstamo establece ciertas limitaciones y obligaciones para la Compañía, siendo las principales la obligación de pagar cierto monto mínimo de dividendos, limitaciones para vender activos, otorgar garantías y hacer inversiones, así como la obligación de no exceder ciertos índices de endeudamiento.

Fondo de Crédito Industrial -
Préstamo por un monto inicial de Bs 300 millones recibido en enero de 1993 para ser invertido en la adquisición de maquinarias y equipos. El préstamo es pagadero por trimestres vencidos en un período de 15 años, incluidos tres años de gracia, y devenga intereses variables calculados con base en el 90% de la tasa promedio de los seis principales bancos del país. Los intereses causados durante el período de gracia se difirieron para ser pagados como cuota-parte conjuntamente con la amortización del capital. Este préstamo está garantizado con hipoteca de primer grado sobre una parcela de terreno y la edificación en ella construida.

c) Arrendamiento financiero

Al 30 de noviembre de 2001 la Compañía mantiene un contrato de arrendamiento financiero con Citibank, N.A. por unos Bs 1.100 millones, pagadero mensualmente en 24 cuotas iguales y consecutivas y una tasa de interés variable. El valor actual de los pagos mínimos pendientes al 30 de noviembre de 2001 asciende a unos Bs 917 millones, de los cuales Bs 550 millones corresponden a la porción a corto plazo y el resto, unos Bs 367 millones, representa la porción a largo plazo.

Este contrato de arrendamiento financiero establece ciertas limitaciones y obligaciones para la Compañía, siendo las principales: la obligación de mantener una relación mínima de activos circulantes a pasivos circulantes; un índice mínimo de cobertura de deuda mayor; un índice máximo de apalancamiento bancario; dividendos máximos a ser decretados y pagados y; un monto máximo de los préstamos otorgados a la filial.

NOTA 9 - IMPUESTOS:

El gasto estimado de impuestos comprende lo siguiente:

	Años finalizados el 30 de noviembre de	
	2001	2000
	(Miles de bolívares constantes)	
Impuesto sobre la renta del año	122.995	636.091
Impuesto a los activos empresariales	416.312	475.676
Impuesto sobre la renta diferido	(80.978)	(75.093)
	458.329	1.036.674
Beneficio fiscal por utilización de pérdidas fiscales, rebajas por nuevas inversiones e impuesto a los activos empresariales de años anteriores	-	(414.441)
Total gasto neto del año	458.329	622.233

Impuesto sobre la renta

Las principales diferencias, a nivel individual, entre el resultado contable y el resultado fiscal de las empresas consolidantes venezolanas, fue el reajuste regular por inflación. El efecto del reajuste por inflación para fines fiscales surge de la aplicación de la normativa establecida en la Ley de Impuesto sobre la Renta, cuyo cálculo difiere del determinado a efectos contables. La Ley de Impuesto sobre la Renta estableció, a partir de 1993, un reajuste por inflación a ser considerado como un incremento o disminución de la renta gravable sujeta al pago de impuesto. Como parte de esta normativa, la Compañía y su filial venezolana efectuaron un ajuste inicial en el ejercicio 1993. Asimismo, a partir del ejercicio que se inició con posterioridad al 1 de enero de 1993, la Compañía y su filial venezolana quedaron obligadas a determinar anualmente el efecto del denominado reajuste regular por inflación, el cual se determina indexando la totalidad de los activos y pasivos no monetarios, así como el patrimonio fiscal inicial, por la variación experimentada por el Indice de Precios al Consumidor (IPC) acumulado para el ejercicio respectivo o desde el momento de haberse adquirido activos no monetarios, asumido pasivos no monetarios, o haberse incrementado o disminuido el patrimonio fiscal inicial ajustable por inflación.

La Ley de Impuesto sobre la Renta permite trasladar pérdidas fiscales y rebajas por nuevas inversiones en activo fijo hasta los tres años siguientes. Al 30 de noviembre de 2001 la Compañía tiene pérdidas trasladables por unos Bs 9.687 millones, de los cuales Bs 7.647 millones vencen en el 2002 y Bs 2.040 millones vencen en el 2003. En el 2000 la filial aplicó a la renta gravable rebajas por nuevas inversiones y aprovechamiento de créditos de impuestos a los activos empresariales pagado en exceso al gasto de impuesto sobre la renta de años anteriores, que originaron una disminución en el gasto de impuesto sobre la renta de unos Bs 368 millones (en bolívares nominales), el cual se incluye como una partida extraordinaria en el estado consolidado de resultados. Para el ejercicio finalizado el 30 de noviembre de 2001 no se originaron compensación de créditos fiscales.

En octubre de 1999 fue publicada en Gaceta Oficial la Reforma de la Ley de Impuesto sobre la Renta. Esta Reforma contiene cambios significativos en cuanto a la sustitución del gravamen a la renta territorial por un sistema de renta mundial, la incorporación del régimen de precios de transferencia y normas en materia de transferencia fiscal, y el gravamen al dividendo como ganancias de capital, la vigencia de estos cambios fue diferida hasta el 1 de enero de 2001, a excepción del régimen de precios de transferencias. En diciembre de 2001 se publicó una nueva Reforma de esta Ley, la cual, entre otros asuntos, ratifica dichos cambios.

Impuesto a los activos empresariales

Este impuesto, alternativo y complementario del impuesto sobre la renta, es del 1% sobre el promedio simple de los activos no monetarios ajustados por inflación y los activos monetarios, menos la desvalorización por efectos de la inflación, calculado sobre los montos al principio y al final del año, excluyendo entre otros las inversiones en acciones. Como parte de la normativa legal, la Compañía y su filial venezolana determinaron este tributo conjuntamente con el impuesto sobre la renta, registrando como gasto de impuesto el que resultó mayor. En el año finalizado el 30 de noviembre de 2001, la Compañía generó por este concepto un gasto de unos Bs 416 millones. Adicionalmente, los créditos fiscales por este concepto se podrán compensar con el impuesto sobre la renta que se cause en los próximos tres años fiscales, siempre y cuando este último sea superior. Al 30 de noviembre de 2001 la Compañía tiene créditos fiscales por este concepto por unos Bs 1.088 millones, de los cuales Bs 243 millones vencen en el 2002, Bs 429 millones vencen en el 2003 y Bs 416 millones vencen en el 2004.

NOTA 10 - GASTOS ACUMULADOS POR PAGAR:

Los gastos acumulados por pagar al 30 de noviembre comprenden lo siguiente:

	2001	2000
	(Miles de bolívares constantes al 30 de noviembre de 2001)	
Nóminas por pagar	732.563	723.215
Retenciones de impuestos	236.762	228.318
Dividendos decretados por pagar	233.592	145.381
Comisiones sobre ventas	97.238	163.183
Intereses acumulados por pagar	107.930	230.666
Participación estatutaria de la filial	338.000	-
Otros	404.968	362.285
	2.151.053	1.853.048

NOTA 11 - COMPROMISOS Y CONTINGENCIAS:

Litigios y otros reclamos -

Ciertos litigios y reclamos contra Domínguez & Cía., S.A. y su filial, surgidos en el curso normal del negocio, están pendientes y no se pueden cuantificar sus posibles efectos finales. En opinión de la gerencia, basada en las opiniones de los asesores legales de las compañías, estos asuntos no deberían tener un efecto material adverso en la posición financiera consolidada o en los resultados consolidados de operaciones de Domínguez & Cía., S.A. y su filial.

Regulaciones ambientales -

Domínguez & Cía., S.A. y su filial están sujetas a leyes y regulaciones ambientales en Venezuela. Domínguez & Cía., S.A. y su filial no han sido objeto de reclamos por parte de las autoridades ambientales y de salud en relación con asuntos ambientales y no están al tanto de reclamos o condiciones que puedan culminar en demandas en relación con algún incumplimiento que, en opinión de la gerencia, podrían tener un efecto adverso significativo en la posición financiera o resultados consolidados de operaciones de Domínguez & Cía., S.A. y su filial.

NOTA 12 - PATRIMONIO:

Al 30 de noviembre de 2001 y 2000, el capital social legal de Domínguez & Cía., S.A. es de Bs 24.062.500.000 representado por 866.250.000 acciones comunes y 1.540.000.000 de acciones preferidas (preferentes al momento de liquidación), con un valor nominal de Bs 10 cada una.

En Asamblea General Ordinaria de Accionistas celebrada el 23 de febrero de 2001, Dominguez & Cia, C.A. aprobó decretar dividendos en efectivo con cargo a la cuenta de utilidades retenidas del ejercicio económico finalizado el 30 de noviembre de 2000 por un monto de Bs. 794.099.000, pagaderos de la siguiente forma:

- 0,15 por acción (Bs. 397.049.500 en bolívares nominales) en abril de 2001.
- 0,15 por acción (Bs. 397.049.500 en bolívares nominales) en noviembre de 2001.

En Asamblea General Ordinaria de Accionistas celebrada el 20 de febrero de 2001, Domínguez Continental, S.A. aprobó decretar dividendos en efectivo con cargo a la cuenta de utilidades retenidas del ejercicio económico finalizado el 30 de noviembre de 2000 por un monto de US$2.500.000, para ser cancelado cuando lo considere oportuno el Presidente Ejecutivo.

En Asamblea General Ordinaria de Accionistas celebrada el 29 de febrero de 2000, Domínguez & Cía., S.A. aprobó la distribución de un dividendo en efectivo por Bs 1.852.307.188 (Bs 1.684.375.000 en bolívares nominales), pagaderos de la siguiente forma:

- 0,45 por acción (Bs 1.082.812.500 en bolívares nominales) en mayo de 2000.
- 0,25 por acción (Bs 601.562.500 en bolívares nominales) en noviembre de 2000.

En Asamblea General Ordinaria de Accionistas celebrada el 22 de febrero de 2000, Domínguez Continental, S.A. aprobó decretar dividendos con cargo a las utilidades retenidas del ejercicio económico finalizado el 30 de noviembre de 1999 por un monto de US$6.600.000, para ser cancelado en la oportunidad que lo acuerde la Junta Directiva.

En Asamblea General Extraordinaria de Accionistas celebrada el 8 de noviembre de 2000, se aprobó: (1) la propuesta de fusión por absorción de Domínguez & Cía. Caracas, S.A. con sus filiales totalmente poseídas Domínguez & Cía. Valencia, S.A., Envases Plásticos Domínguez, S.A. y Empaques Domínguez, S.A.; (2) la modificación de su denominación social transformándola en Domínguez & Cía., S.A. y; (3) la reducción de la reserva legal de Domínguez & Cía. Caracas, S.A. al mínimo estipulado en el Artículo 34 numeral 2 de los estatutos sociales en concordancia con el Artículo 262 del Código de Comercio Venezolano. Asimismo, la Junta Directiva, conforme a lo previsto en norma expresa contenida en la Publicación Técnica N° 19 de la Federación de Colegios de Contadores Públicos de Venezuela, aprobó la compensación de las cuentas Utilidades retenidas (déficit) y Participación en filiales de la empresa absorbente después de la fusión, con la cuenta Actualización del capital social.

En Asamblea Extraordinaria de Accionistas del 3 de diciembre de 1998, se aprobó la constitución de un fideicomiso a favor de los accionistas, cuyo activo subyacente está constituido por dos inmuebles propiedad de la Compañía, con un valor de unos Bs 10.195 millones. La constitución del fideicomiso se contabilizó como una disminución del patrimonio con cargo a la cuenta de "Actualización del capital social".

Según la Ley de Mercado de Capitales, las sociedades que hagan oferta pública de sus acciones deberán repartir entre sus accionistas no menos del 50% de las utilidades netas después de apartado para impuesto sobre la renta y deducidas las reservas legales; de este porcentaje, no menos del 25% deberá ser repartido en efectivo. Según las Normas emitidas por la Comisión Nacional de Valores (CNV), la base para la distribución de dividendos y participaciones estatutarias no incluye la participación patrimonial en los resultados de filiales y afiliadas hasta que las mismas no decreten los dividendos correspondientes. Conforme a lo antes indicado, para el año finalizado el 30 de noviembre de 2001, la Compañía Domínguez & Cía., S.A. (entidad matriz sin consolidar) ha determinado que tiene unos Bs 453 millones de utilidades disponibles a los fines del referido reparto de dividendos.

NOTA 13 - SALDOS EN MONEDA EXTRANJERA:

El balance general consolidado al 30 de noviembre de 2001 incluye los siguientes saldos denominados en moneda extranjera (véase la Nota 2-l):

	En miles de U.S. dólares	En miles de euros	Equivalente en miles de bolívares
Activo monetario:			
Efectivo y sus equivalentes	184	-	137.356
Cuentas y efectos por cobrar comerciales	3.038	-	2.267.867
	3.222	-	2.405.223
Pasivo monetario:			
Préstamos bancarios	6.250	-	4.667.188
Cuentas por pagar Proveedores, neto de anticipos	4.977	518	4.065.799
	11.227	518	8.732.987
Pasivo monetario neto			6.327.764

NOTA 14 - ESTADO CONSOLIDADO DEMOSTRATIVO DEL RESULTADO MONETARIO DEL EJERCICIO:

Para fines de análisis adicional a los estados financieros consolidados, a continuación se presenta el estado consolidado demostrativo del Resultado Monetario del Ejercicio al 30 de noviembre de 2001:

	(En miles de bolívares constantes)
Posición monetaria neta pasiva al inicio del año	(11.124.277)
Transacciones que aumentaron la posición monetaria neta:	
Ventas netas	53.428.330
Ventas de activos fijos	392.062
Subtotal	53.820.392
Transacciones que disminuyeron la posición monetaria neta:	
Compras de existencias	(23.897.841)
Gastos de operación	(23.437.074)
Gastos financieros y otros egresos	(4.028.090)
Dividendos pagados	(794.099)
Compras de activos fijos	(1.327.353)
Adiciones de gastos pagados por anticipado	(317.082)
Subtotal	(53.801.539)
Posición monetaria estimada neta pasiva al final del año	(11.105.424)
Posición monetaria neta pasiva al final del año	10.029.496
Beneficio por posición monetaria	1.075.928

NOTA 15 - ESTADOS FINANCIEROS COMPLEMENTARIOS EN BOLIVARES NOMINALES SOBRE LA BASE DEL COSTO HISTORICO:

A continuación se presentan, como información complementaria para fines de análisis adicional, los estados financieros consolidados de Domínguez & Cía., S.A. y su filial al 30 de noviembre de 2001, expresados en bolívares nominales sobre la base del costo histórico revaluado, los cuales sirvieron de base para la elaboración de los estados financieros consolidados actualizados por los efectos de la inflación:

BALANCE GENERAL CONSOLIDADO - COMPLEMENTARIO

(Expresado en miles de bolívares nominales)

	30 de noviembre de	
	2001	2000
Activo		
Activo circulante:		
Efectivo y sus equivalentes	1.874.992	390.457
Efectos y cuentas por cobrar	11.396.284	11.487.483
Anticipos a proveedores	325.553	405.220
Inventarios	11.142.229	10.712.739
Gastos pagados por anticipado	476.398	394.125
Activos disponibles para la venta	466.633	19.188
Total activo circulante	25.682.089	23.409.212
Efectos por cobrar a largo plazo	622.054	-
Activo fijo	17.310.676	17.581.394
Inversiones en acciones	10.500	10.500
Cargos diferidos, repuestos y otros activos	1.554.282	1.180.471
Total activo	45.179.601	42.181.577
Pasivo y Patrimonio		
Pasivo circulante:		
Préstamos bancarios y otros préstamos a corto plazo	6.211.703	5.094.611
Porción circulante de préstamos a largo plazo	1.204.583	2.126.046
Porción circulante de arrendamiento financiero	550.000	-
Cuentas por pagar proveedores	6.294.253	6.779.866
Utilidades, vacaciones y otras acumulaciones para el personal	847.873	712.569
Gastos acumulados por pagar	2.151.053	1.644.231
Total pasivo circulante	17.259.465	16.357.323
Cuentas por pagar a largo plazo	269.260	-
Préstamos a largo plazo	4.729.761	4.536.629
Arrendamiento financiero a largo plazo	366.667	-
Acumulación para indemnizaciones laborales, neto de anticipos	1.529.901	1.259.906
Total pasivo	24.155.054	22.153.858
Interés minoritario en filial	5.994.055	5.814.977
Patrimonio	15.030.492	14.212.742
Total pasivo, interés minoritario en filial y patrimonio	45.179.601	42.181.577

ESTADO CONSOLIDADO DE RESULTADOS - COMPLEMENTARIO

(Expresado en miles de bolívares nominales)

	Años finalizados el 30 de noviembre de	
	2001	**2000**
Ventas netas	50.747.298	45.034.660
Costo de ventas	(39.103.497)	(33.853.303)
Utilidad bruta en ventas	11.643.801	11.181.357
Gastos de operación y administrativos	(5.558.141)	(4.306.582)
Utilidad en operaciones	6.085.660	6.874.775
Costo integral de financiamiento:		
Intereses y otros gastos financieros, neto	(3.115.082)	(3.356.113)
Pérdida en cambio, neta	(700.170)	(418.260)
	(3.815.252)	(3.774.373)
Otros ingresos netos	671.467	263.846
Utilidad antes de impuestos, participación de interés minoritario y partida extraordinaria	2.941.875	3.364.248
Impuestos	(458.329)	(919.853)
Utilidad antes de partida extraordinaria y participación de interés minoritario	2.483.546	2.444.395
Partida extraordinaria por utilización de créditos fiscales trasladables	-	367.738
Utilidad antes de participación de interés minoritario	2.483.546	2.812.133
Participación de interés minoritario	(943.922)	(1.605.738)
Utilidad neta	1.539.624	1.206.395

A continuación se indican las bases de presentación de los estados financieros expresados en bolívares nominales sobre la base del costo histórico revaluado al 30 de noviembre de 2001, los cuales constituyen una presentación diferente a principios de contabilidad de aceptación general en Venezuela y las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores (CNV), principalmente debido a que no están ajustados para reconocer los efectos de la inflación:

Inventarios -
Los inventarios se valoran al costo promedio histórico, el cual no excede el valor de mercado. Los inventarios al 30 de noviembre comprenden lo siguiente:

	2001	**2000**
	(Miles de bolívares constantes)	
Productos terminados	3.816.165	3.804.681
Productos en proceso	2.027.843	2.099.717
Materias primas	4.039.315	2.695.553
Repuestos y suministros	2.020.567	2.226.316
Materiales en tránsito y otros	76.421	21.556
Provisión por obsolescencia	(199.061)	(135.084)
	11.781.250	10.712.739
Repuestos presentados a largo plazo	(639.021)	-
	11.142.229	10.712.739

Activos fijos -
Las activos fijos incluyen revaluaciones sobre el costo histórico registradas desde 1989 hasta 1994, las cuales constituyen una presentación diferente a las normas de contabilidad establecidas por la Comisión Nacional de Valores (CNV).

Los activos fijos al 30 de noviembre comprenden lo siguiente:

	2001			2000
	Costo histórico	Revaluación registrada en libros	Total	Total
	(Miles de bolívares nominales)			
Edificios	698.297	1.539.350	2.237.647	2.147.316
Maquinarias y equipos	10.863.603	9.605.630	20.469.233	19.567.903
Vehículos	202.380	-	202.380	223.921
Mobiliarios y enseres	475.591	-	475.591	444.293
	12.239.871	11.144.980	23.384.851	22.383.433
Menos depreciación acumulada	(3.492.638)	(3.383.244)	(6.875.882)	(5.916.711)
	8.747.233	7.761.736	16.508.969	16.466.722
Terrenos	37.322	715.214	752.536	752.535
Construcciones y maquinarias en proceso de instalación	49.171	-	49.171	362.137
	8.833.726	8.476.950	17.310.676	17.581.394

DOMÍNGUEZ & CíA., S.A.

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DOMÍNGUEZ & CÍA., S.A.